FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 25 July 2012
GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

Issued: Wednesday, 25 July 2012, London, U.K. Results Announcement for the second quarter and Interim Management Report for the half-year 2012 GSK delivers Q2 core EPS of 26.4p and dividend of 17p

Core results*
	Q2 2012			H1 2012
	£m	CER%	£%	£m	CER%	£%
Turnover	6,462	(2)	(4)	13,102	-	(2)
Core operating profit	2,002	(7)	(8)	4,073	(2)	(3)
Core earnings per share	26.4p	(5)	(5)	53.7p	1	-

Total results
	Q2 2012			H1 2012
	£m	CER%	£%	£m	CER%	£%
Turnover	6,462	(2)	(4)	13,102	-	(2)
Operating profit	1,736	(1)	(2)	3,773	-	(1)
Earnings per share	25.4p	17	17	52.1p	2	1

Summary

■	Group sales -2% with growth from key investment areas offset by pressure on mature products in Europe and US:
	-	Growth in Pharmaceuticals and Vaccines sales in EMAP +9% and Japan +6%; Consumer Healthcare sales +7% (excluding divested brands and alli)
	-	Sales declines in Europe -8% and US -6% reflect challenging macro-economic environment, genericisation and discontinuation of certain products
	-	Full year sales now expected to be in line with 2011 on a constant currency basis

■	Significant late-stage pipeline delivery supports potential for multiple product launches and outlook for the Group:
	-	Data in-house to support potential launch of 8 new drugs and vaccines in next 24 months across broad therapeutic categories including COPD, type 2 diabetes and HIV
	-	Multiple approvals and filings successfully achieved since Q1 including filing of first new asset in respiratory portfolio Relvar/Breo
	-	Growing momentum of innovative oncology portfolio with imminent filing of MEK, BRAF inhibitors for melanoma

■	Further actions taken to reduce costs and drive operating leverage:
	-	2012 core operating margin now expected to be broadly in line with last year (2011: 32.1%)
	-	Continued strategic commitment to drive operating margin improvements over the next few years
	-	New manufacturing process improvements expected to generate annual cost savings of approximately £500 million by end of 2015
	-	Accelerating financial efficiencies with Q2 core tax rate improved to 25.5% (Q2 2011: 26.6%); now targeting 25% core tax rate in 2013

■	Continued strong cash generation supports enhanced returns to shareholders:
	-	H1 2012 adjusted net cash inflow from operating activities of £3.1 billion (+3%)
	-	Q2 dividend: 17p +6%
	-	£3.2 billion of cash distributed to shareholders in H1 2012: +22% versus H1 2011; continue to expect £2-£2.5 billion of share repurchases in 2012
	-	Acquisition of Human Genome Sciences expected to complete in Q3 2012; Benlysta US net sales $38 million in Q2 2012

The full results are presented under 'Income Statement' on page 27 and Core results reconciliations are presented on pages 43 to 46.
*   For explanations of the measures 'Core results' and 'CER', see page 25.

GSK's strategic priorities

We have focused our business around the delivery of three strategic priorities, which aim to increase growth, reduce risk and improve our long term financial performance:

·	Grow a diversified global business
·	Deliver more products of value
·	Simplify the operating model

Chief Executive Officer's review

Our performance this quarter reflects the challenging macro-economic environment in which we are operating and the continued transition of our product portfolio.  Ultimately, the ability of companies in our sector to succeed in this environment and in the future will be determined by how successful they are in accessing growth markets and delivering valuable new product flow on a sustainable basis.

On both these dimensions, GSK is making progress.  In the last four years, we have created a more geographically balanced business with improving operational and financial efficiency.  At the same time, we have developed a substantial late-stage pipeline, which we believe is a material and significant organic growth opportunity for the Group.

R&D output this last quarter has been remarkable.  We received very encouraging Phase III data for assets to treat COPD, diabetes and HIV and received regulatory approvals for two new vaccines.  We also initiated regulatory filings for new products to treat respiratory diseases and hepatitis C thrombocytopenia and we expect to complete the first filings for our BRAF and MEK inhibitors for treatment of melanoma very shortly.

Of the 15 assets with Phase III data expected by the end of 2012, 12 have now reported some or all of their data, with 10 positive and 2 negative.  Several of these programmes are reporting ahead of schedule and we already have the vast majority of data required to support the potential launch of 8 major new drugs and vaccines in the next 24 months.

Whilst there is still much to be done to get these products registered, this marks the beginning of a new phase in pipeline delivery for GSK and it is essential that we mobilise the organisation to optimise this opportunity.  We are investing in a new global 'franchise' model to strengthen our R&D and Commercial interface and build our capability to execute global launches of multiple new products.  In doing this we aim to improve the consistency of product launch performances at a market-by-market level.

We are also restructuring our regional commercial organisation and are combining our European and Emerging Markets business units under the leadership of Abbas Hussain.  This will increase our capability to flex resources to support delivery of the pipeline and continued investment in Emerging Markets.  These changes will improve GSK's ability to realise new growth opportunities and remain competitive in the current global pricing environment.

As we stated in April, given economic circumstances, we could not rule out further adverse impact to pricing on our more established products.  Since then the outlook for Europe has materially worsened.  Sales for our European business declined 8% in the quarter reflecting a 7% adverse pricing effect and 1% volume decline.

Sales in our US Pharmaceutical and Vaccines business also declined in the quarter.  Here, we are also seeing pressure on our mature portfolio exacerbated by genericisation and discontinuation of certain products.  However, we remain confident that our US business can return to sales growth in the future given the potential contribution of the pipeline and recent performance of newly launched products such as Votrient and Arzerra.

These pressures in Europe and the US are responsible for the sales decline we have seen in the second quarter.  Overall Group sales declined 2% in the quarter and were flat for the first 6 months.  In this context and with the known adverse prior year comparisons to come in Q3, we now expect that sales this year will be in line with 2011 on a constant currency basis.

Clearly, we will continue to look for opportunities to drive sales growth and our businesses in Emerging Markets, Japan and Consumer Healthcare are all delivering positive sales contributions.  In the quarter, Pharmaceutical and Vaccine sales in Japan grew 6% and in Emerging Markets, as anticipated, we saw an improved performance versus Q1 with sales up 9%.  Our ongoing Consumer Healthcare business (excluding divested brands and alli) also continued to perform strongly with sales up 7%.

In addition, we remain focused on generating operating leverage and increasing financial efficiencies to support improved earnings performance.  Through the implementation of our operational excellence programme over the last four years, we have now realised annual cost savings of approximately £2.5 billion.

With future sales generated from pipeline delivery and continued discipline on cost management, we remain confident in our ability to drive improvements in the Group's core operating margin over the next few years.  However, for 2012 the tougher environment we are facing means that we now expect the core operating margin this year to be broadly in line with last year (32.1%).

Our actions to reduce costs and accelerate the financial strategy we set out last year is already evident in the second quarter.  Core SG&A expenditure was down 4% compared to Q2 2011 and our tax rate improved to 25.5%.  We are now targeting a core tax rate of around 25.5% for the full year and of 25% in 2013, a year earlier than previously expected.  In addition, we expect to see improvements in net financing costs as cash balances reduce and debt is refinanced at more favourable rates.

One driver of future margin improvement will be process improvements in our manufacturing organisation. Over the last several years, we have rationalised our site network and improved the efficiency of our operations.  In doing so, we have identified further opportunities to simplify our supply chain processes and increase our global cost competitiveness.  We believe these improvements could deliver annual cost savings totalling £500 million by the end of 2015 phased over the next three years and delivered for additional costs of approximately £200 million.

We will also continue to look at ways to streamline and drive efficiency in our current product portfolios and effect change in our business mix to drive margin improvement.  Our recent agreement to acquire Human Genome Sciences and the divestment of non-core OTC brands from our consumer healthcare business are examples of this.

GSK continues to be highly cash generative with second quarter cash inflows of £1.7 billion.  Before legal settlements, adjusted net cash inflow from operating activities was £2.1 billion.  Our commitment remains to use free cash flow to support increasing dividends, share repurchases or, where returns are more attractive, bolt-on acquisitions.  In the first half of 2012, £3.2 billion in cash has been distributed to shareholders, an increase of 22% versus 2011.  Today, we have confirmed another 6% increase in the Q2 dividend to 17p and we continue to expect total share repurchases this year to be £2-£2.5 billion.

In July, we paid £1.9 billion to the US Government in settlement of a broad range of long-standing legal cases.  This settlement has reduced uncertainty for the Group and we believe was in the best interests of shareholders.  However, the mistakes that were made were clearly unacceptable.  Over the last four years, we have taken action at all levels of the company to change our procedures for compliance, marketing and selling and, through our values based culture, we will continue to do all we can to live up to the standards rightly expected of us by regulators, patients, shareholders and wider society.

In conclusion, whilst we are under no illusions that we must respond to the challenging economic environment we face, the very significant progress made in our late-stage pipeline provides us with increasing confidence that we have the ability to deliver long-term sustainable sales growth and improving returns to shareholders.  For the remainder of this year we will continue to look to maximise growth opportunities from key investment areas and take further action to reduce our cost base and implement financial efficiencies.  At the same time, and going into 2013, we will focus on preparation for the roll out of multiple new products, which we would expect to see materially contribute to the Group sales and earnings over the next few years.

Sir Andrew Witty Chief Executive Officer

Video interviews with Sir Andrew and CFO, Simon Dingemans discussing today's results are available on www.gsk.com

Group performance

Group turnover by division, geographic region and segment

Group turnover by division	Q2 2012		H1 2012

	£m	Growth CER%	£m	Growth CER%

Pharmaceuticals	4,442	(3)	8,988	(1)
Vaccines	763	-	1,521	-

Pharmaceuticals and Vaccines	5,205	(3)	10,509	(1)
Consumer Healthcare	1,257	-	2,593	1

	6,462	(2)	13,102	-

Group turnover by geographic region	Q2 2012		H1 2012

	£m	Growth CER%	£m	Growth CER%

USA	2,003	(8)	4,154	(1)
Europe	1,824	(7)	3,723	(6)
EMAP	1,680	11	3,261	8
Japan	543	6	1,158	5
Other	412	(6)	806	(5)

	6,462	(2)	13,102	-

Group turnover by segment		Q2 2012		H1 2012

		£m	Growth CER%	£m	Growth CER%

Pharmaceuticals and Vaccines
-	USA	1,662	(6)	3,446	1
-	Europe	1,236	(8)	2,531	(7)
-	EMAP	1,169	9	2,221	6
-	Japan	484	6	1,033	5
-	ViiV Healthcare	346	(7)	680	(6)
-	Other trading and unallocated pharmaceuticals	308	(7)	598	(6)

Pharmaceuticals and Vaccines		5,205	(3)	10,509	(1)
Consumer Healthcare		1,257	-	2,593	1

		6,462	(2)	13,102	-

Turnover - Q2 2012

Total Group turnover for Q2 2012 decreased 2%, to £6,462 million.  Pharmaceuticals and Vaccines turnover was down 3% primarily reflecting continued pressures in mature markets and growth in EMAP and Japan.  Pharmaceuticals turnover declined 3% and Vaccines turnover was flat.  Reported Consumer Healthcare turnover was flat at £1,257 million.  Consumer Healthcare turnover, excluding the non-core OTC brands that were divested in H1 2012 and alli increased 7%.

In the quarter, Group turnover outside the US and Europe accounted for 41% of turnover and increased 7%.

In the US, Pharmaceuticals and Vaccines turnover declined 6%. Pharmaceuticals turnover declined 7%, reflecting the loss of sales of Vesicare following the conclusion of the co-promotion agreement in Q1 2012, together with sales declines of a number of older products, particularly Arixtra, Avandia and Valtrex.  These declines were partly offset by an encouraging performance from new products, particularly in oncology, which was up 39%.  Respiratory sales were flat in the quarter.  Sales of Vaccines in the US were down 1%, reflecting adverse comparisons for Rotarix and Hepatitis vaccines with Q2 2011 which benefited from significant CDC stockpile purchases.

Europe Pharmaceuticals and Vaccines markets remained particularly challenging and turnover declined 8% driven by adverse pricing effects including the impact of greater parallel trade of 7%.  In Q1 2012 the adverse price effect was 6% on the same basis. Volumes declined by 1% reflecting the increasing impact of generic competition to tail products.  Pharmaceuticals turnover declined 9% while vaccines sales, down 5% to £240 million, also continued to be affected by austerity measures, including delays to some tender orders, as well as weak travel vaccines sales.

EMAP Pharmaceuticals and Vaccines sales rose 9%, with growth generated across a broad number of markets, primarily Latin America (up 11% to £334 million) and China (up 13% to £177 million), and also a return to growth in Middle East/Africa (up 5% to £294 million). This was partly offset by price reductions in Turkey, Korea and the CIS. Pharmaceuticals grew 7% primarily reflecting strong growth in respiratory, anti-bacterial and cardiovascular/urogenital sales together with a growing contribution from newer oncology products, partly offset by weaker sales of anti-virals.  Vaccines grew 15%, primarily as a result of strong tender shipments for Rotarix, Synflorix and Infanrix/Pediarix.

Japan Pharmaceuticals and Vaccines turnover grew 6%, with an encouraging performance from the Pharmaceuticals business, which grew 10% despite the impact of the mandatory biennial price cuts.  The Respiratory portfolio grew 12% to £151 million and there were strong contributions from a number of the newer products, including Lamictal, Avodart and Volibris.Vaccines sales declined significantly, reflecting an adverse comparison with Q2 2011 which benefited from the HPV vaccination catch-up programme, which is now largely complete.

ViiV Healthcare turnover declined by 7% as the continued effect of generic competition in the US to Combivir and Epivir offset the growth of newer products.

Consumer Healthcare turnover excluding the sales of the non-core OTC brands that were divested in H1 2012 and alli increased by 7%.  This reflected continued strong contributions from Oral care, Nutrition and Wellness, partly offset by a decline in Skin health.  On a regional basis, ongoing growth was broadly based with contributions from each of the US (up 4%), Europe (up 2%), both in the face of continued economic pressures, and Rest of World (up 12%), particularly India and China.  As a result of a supply issue in H1 2012, the disposal of alli on acceptable terms has not proved possible and so GSK has decided to retain and re-build the brand.  Market re-supply commenced in late June 2012.  Excluding only the non-core OTC brands divested in H1 2012 (but including alli), Consumer Healthcare turnover increased 5% in the quarter.  Reported Consumer Healthcare turnover was flat at £1,257 million.

Turnover - H1 2012

Total Group turnover for H1 2012 was flat as a 1% decline in Pharmaceuticals and Vaccines turnover was offset by a 1% increase in reported Consumer Healthcare turnover.  Pharmaceuticals turnover was down 1%, largely as a result of continued pressures in mature markets.  Vaccines turnover was flat as growth in EMAP and Japan was offset by declines in the US and Europe.  Excluding the non-core OTC brands divested in H1 2012 and alli Consumer Healthcare turnover grew 7%.

In the half-year, Group turnover outside the US and Europe accounted for 40% of turnover and increased 5%.

US Pharmaceuticals and Vaccines turnover increased 1%.  Pharmaceuticals turnover increased 2%, with growth in Respiratory, Oncology and CNS products.  Growth also benefited from the net effect of the incremental revenue from the conclusion of the Vesicare co-promotion agreement in Q1 2012, but no sales thereafter.  There were sales declines for a number of older products including Arixtra, Avandia and Valtrex but an encouraging performance from new products, particularly in oncology, which grew 29%.Vaccines sales fell 3% as adverse comparisons for Hepatitis vaccines and Rotarix with H1 2012, which benefited from significant CDC stockpile purchases, more than offset the growth in sales of Infanrix/Pediarix and Boostrix.

Europe Pharmaceuticals and Vaccines turnover declined 7% in the half-year primarily driven by the effects of various government austerity measures on prices.  This represented adverse pricing effects of 7% and flat volume.  Pharmaceuticals sales declined 7% in the half-year and Vaccines sales declined 4%.

EMAP Pharmaceuticals and Vaccines turnover increased 6% as strong growth in Latin America and China was tempered by the effect of price reductions, including in Turkey and Korea, and instability in the Middle East/Africa region.  Pharmaceuticals turnover increased 6%, while the Vaccines business, where volatility is often driven by tender sales, grew 3% with strong growth in many developing countries being partly offset by lower tender orders in Latin America.

Japan Pharmaceuticals and Vaccines turnover grew 5% despite the impact of the mandatory biennial price cuts.  Pharmaceuticals turnover grew 3%, with strong growth from the recently launched products, Lamictal, Avodart, Volibris and Rotarix. The Respiratory portfolio grew 1%, driven by a strong performance from Xyzal, offsetting declines in Flixonase and Zyrtec as a result of a weaker allergy season than in H1 2011.  Vaccines sales increased 21%, primarily as a result of the strength of Rotarix following its recent launch.

ViiV Healthcare turnover declined by 6% as generic competition in the US to Combivir and Epivir offset the growth generated by Epzicom and Selzentry.

Consumer Healthcare turnover excluding the sales of the non-core OTC brands that were divested in H1 2012 and alli, increased 7%.  This reflected continued strong contributions from Oral care, Nutrition and Wellness, partly offset by a decline in Skin health.  On a regional basis, the US grew 6%, Europe 3% and Rest of World 11%.  Excluding only the non-core OTC brands divested in H1 2012 (but including alli) Consumer Healthcare turnover increased 5% in the half-year.  Reported turnover for Consumer Healthcare grew 1%.

Core operating profit and margin

Core operating profit	Q2 2012			H1 2012

	£m	% of turnover	Growth CER %	£m	% of turnover	Growth CER %

Turnover	6,462	100	(2)	13,102	100	-

Cost of sales	(1,690)	(26.2)	8	(3,401)	(26.0)	3
Selling, general and administration	(1,956)	(30.3)	(4)	(3,994)	(30.5)	(1)
Research and development	(880)	(13.6)	(3)	(1,772)	(13.5)	-
Royalty income	66	1.1	6	138	1.1	3

Core operating profit	2,002	31.0	(7)	4,073	31.1	(2)

Core earnings per share	26.4p		(5)	53.7p		1

Core operating profit by division	Q2 2012			H1 2012

	£m	% of turnover	Growth CER %	£m	Margin %	Growth CER %

Pharmaceuticals	1,617	36.4	(13)	3,399	37.8	(4)
Vaccines	262	34.4	(9)	533	35.0	(3)

Pharmaceuticals and Vaccines	1,879	36.1	(12)	3,932	37.4	(4)
Consumer Healthcare	222	17.7	(3)	458	17.7	(2)

	2,101	32.5	(11)	4,390	33.5	(4)
Corporate & other unallocated costs	(99)		(52)	(317)		(21)

Core operating profit	2,002	31.0	(7)	4,073	31.1	(2)

Core operating profit by segment		Q2 2012			H1 2012

		£m	Margin %	Growth CER %	£m	Margin %	Growth CER %

Pharmaceuticals and Vaccines
-	USA	1,121	67.4	(3)	2,380	69.1	7
-	Europe	653	52.8	(11)	1,325	52.4	(11)
-	EMAP	376	32.2	5	687	30.9	1
-	Japan	279	57.6	-	621	60.1	2
-	ViiV Healthcare	206	59.5	-	445	65.4	9
-	Pharmaceutical R&D	(699)		1	(1,388)		2
-	Other trading and unallocated pharmaceuticals	(57)	(18.5)	>(100)	(138)	(23.1)	>(100)

Pharmaceuticals and Vaccines		1,879	36.1	(12)	3,932	37.4	(4)
Consumer Healthcare		222	17.7	(3)	458	17.7	(2)

		2,101	32.5	(11)	4,390	33.5	(4)
Corporate & other unallocated costs		(99)		(52)	(317)		(21)

Core operating profit		2,002	31.0	(7)	4,073	31.1	(2)

Core operating profit - Q2 2012
Core operating profit was £2,002 million, a 7% decrease in CER terms on a turnover decline of 2%.  The operating margin declined by 1.2 percentage points to 31.0% compared with Q2 2011.  This primarily reflected the decline in turnover together with an adverse comparison with an unusually low cost of sales in Q2 2011, an adverse regional and product mix and continued investments in R&D, new product launches and growth businesses partially mitigated by ongoing cost management.  Operating profit also benefited from a number of one-off adjustments which were recognised predominantly in cost of sales and SG&A including an adjustment of around £100 million due to a change in the basis of future discretionary pension increases from RPI to CPI in certain legacy plans.

Cost of sales as a percent of turnover increased to 26.2% of turnover reflecting comparison to an unusually low 24.2% in Q2 2011 (which benefited from one-off favourable movements and the phasing of expenditure in 2011) relative to the 26.5% for the full year 2011.  The increase in cost of sales as a percentage of turnover reflected adverse regional and product mix partially offset by ongoing cost management, and included a number of one-off items that were broadly similar in amount to the one-off benefits recorded in Q2 2011.

SG&A costs as a percentage of sales were 30.3% compared with 31.0% in Q2 2011 as SG&A costs declined 4% on a turnover decline of 2%.  The reduction in SG&A percentage reflected ongoing cost management, including savings from the Operational Excellence programme, as well as a number of one-off benefits which together more than covered the cost of continued investment in growth businesses and new product launches.

R&D expenditure declined 3% to £880 million (13.6% of turnover) compared with £906 million in Q2 2011 (13.5% of turnover), reflecting ongoing cost management partially offset by increased investment in the late-stage pipeline.

Core operating profit - H1 2012
Core operating profit was £4,073 million, a 2% decrease in CER terms on flat turnover. The operating margin declined by 0.5 percentage points to 31.1% compared with H1 2011, primarily reflecting an adverse regional and product mix, the continued investments in R&D, new product launches and ongoing growth businesses partially mitigated by continued cost management.  Operating profit also benefited from a number of one-off adjustments which were recognised predominantly in cost of sales and SG&A including an adjustment of around £100 million due to a change in the basis of future discretionary pension increases from RPI to CPI in certain legacy plans.

Cost of sales increased to 26.0% of turnover (H2 2011: 25.6%).  This primarily reflected the impact of adverse regional and product mix as well as comparison with a relatively low H1 2011, partially offset by lower inventory write-offs, a one-off royalty adjustment and ongoing cost management as well as a number of one-off items.

SG&A costs as a percentage of sales were 30.5% compared with 30.5% in 2011 as SG&A costs declined slightly on a flat turnover at CER.  The margin was flat as the continued investment in growth businesses and new product launches was largely offset by ongoing cost management, including savings from the Operational Excellence programme.

R&D expenditure was broadly flat at £1,772 million (13.5% of turnover) compared with £1,762 million in H1 2011 (13.2% of turnover), reflecting increased investment in the late-stage pipeline offset by ongoing cost management.

Core net income and core earnings per share - Q2 2012
Net finance expense was broadly flat at £184 million.  This reflected relatively stable levels of net debt as the Group's strong cash generation enabled the funding of share repurchases of £849 million and increased dividend payments.

In line with the Group's funding strategy, GSK issued $5 billion (£3.1 billion) of new debt in May 2012 with 3, 5, and 10 year maturities and an average coupon of 1.89%.  A portion of the proceeds will be used to pre-fund the repayment of bonds totalling approximately £2.5 billion during the course of this year, and the remainder will be used to fund other general corporate purposes.  The two bonds maturing this year have an average coupon of 4.6% and a further bond for £1.7 billion with a coupon of 4.85% matures in 2013.

Tax on core profit amounted to £464 million and represented an effective tax rate of 25.5% (2011: 26.6%).  This reflected continued progress towards the target rate of 25%.

Core EPS of 26.4p declined 5% in CER and actual rate terms reflecting the strengthening of Sterling against the Euro and a number of international currencies, offset by the weakness of Sterling against the US Dollar and Japanese Yen, and lower exchange losses on settled inter-company transactions.

Core net income and core earnings per share - H1 2012
Net finance expense was broadly flat at £352 million.  This reflected relatively stable levels of net debt as the Group's strong cash generation enabled the funding of share repurchases of £1,067 million and increased dividend payments.

Tax on core profit amounted to £959 million and represented an effective tax rate of 25.7% (H1 2011: 26.9%), reflecting continued progress towards the target rate of 25%.  GSK is now targeting a core tax rate of around 25.5% for the full year 2012 and 25% for 2013, a year earlier than originally planned.

Core EPS of 53.7p increased 1% in CER terms (flat at actual rates) reflecting the strengthening of Sterling against the Euro and a number of international currencies, offset by the weakness of Sterling against the US Dollar and Japanese Yen, and lower exchange losses on the settlement of inter-company transactions.

Currency impact
The Q2 2012 results are based on average exchange rates, principally £1/$1.58, £1/€1.24 and £1/Yen 125.  Comparative exchange rates are given on page 40.  The period end exchange rates were £1/$1.57, £1/€1.24 and £1/Yen 125.  If exchange rates were to hold at these period end rates for the rest of 2012, the estimated adverse impact on 2012 sterling turnover would be around 1.5%, and if there were no further exchange gains or losses the estimated adverse impact on 2012 sterling core EPS would be around 2%.

Restructuring programme
The Operational Excellence restructuring programme has delivered approximately £2.5 billion of annual savings and remains on track to deliver £2.8 billion of annual savings by 2014.  Costs of £54 million were charged in the quarter (Q2 2011: £191 million) and £135 million in the half-year (H1 2011: £326 million).

Total operating profit and total earnings per share - Q2 2012
Total operating profit was £1,736 million compared with £1,778 million in Q2 2011.  This included £54 million of restructuring charges (Q2 2011: £191 million), intangible amortisation of £116 million (Q2 2011: £112 million), intangible impairments of £208 million (Q2 2011: £26 million), legal costs of £197 million (Q2 2011: £61 million) and other operating income of £309 million (Q2 2011: £1 million).

The intangible asset impairments included £133 million related to the impairment of alli.

The finalisation of the terms of the settlement of various Federal government investigations means that this matter has been resolved within the existing pre-tax provision.  The after tax cost was approximately $150 million lower than provided.  As a result a credit was recorded as a non-core tax charge in Q2 2012.  However, due to the evolving state litigation environment, GSK has utilised the tax benefit arising in recording an offsetting additional pre-tax provision of approximately $180 million (equating to an after tax cost of $150 million) related to these matters.  This has been recorded as a non-core legal charge in SG&A in Q2 2012.  The net effect of these movements on total earnings was neutral.

Other operating income included the profit on disposal of the European and International non-core OTC brands.

The charge for taxation on total profits amounted to £233 million and represented a total effective tax rate of 15.0% (Q2 2011: 28.0%), reflecting the items discussed above.  Total EPS was 25.4p compared with 21.8p in Q2 2011.

Total operating profit and total earnings per share - H1 2012
Total operating profit was £3,773 million compared with £3,813 million in H1 2011.  This included £135 million of restructuring charges (H1 2011: £326 million), intangible amortisation of £220 million (H1 2011: £223 million), intangible impairments of £260 million (H1 2011: £34 million), legal costs of £230 million (H1 2011: £61 million) and other operating income of £545 million (H1 2011: £246 million).

The intangible asset impairments included the impairment of alli and the legal costs included a charge related to the evolving US state litigation environment, both as described above.  Other operating income included the profit on disposal of the non-core OTC brands.

The charge for taxation on total profits amounted to £722 million and represented a total effective tax rate of 21.0% (H1 2011: 32.7%), reflecting the items discussed above.  Total EPS was 52.1p compared with 51.8p in H1 2011.

Core adjustments The adjustments that reconcile core operating profit, profit after tax and earnings per share to total results are as follows:

	Q2 2012			Q2 2011

	Operating profit £m	Profit after tax £m	EPS p	Operating profit £m	Profit after tax £m	EPS p

Core results	2,002	1,354	26.4	2,167	1,454	27.9

Intangible asset amortisation	(116)	(83)	(1.7)	(112)	(77)	(1.5)
Intangible asset impairment	(208)	(136)	(2.7)	(26)	(18)	(0.4)
Major restructuring costs	(54)	(42)	(0.8)	(191)	(161)	(3.2)
Legal costs	(197)	(69)	(1.4)	(61)	(52)	(1.0)
Other operating income/asset disposals	309	295	5.6	1	1	-

	(266)	(35)	(1.0)	(389)	(307)	(6.1)

Total results	1,736	1,319	25.4	1,778	1,147	21.8

	H1 2012			H1 2011

	Operating profit £m	Profit after tax £m	EPS p	Operating profit £m	Profit after tax £m	EPS p

Core results	4,073	2,772	53.7	4,211	2,829	53.8

Intangible asset amortisation	(220)	(157)	(3.2)	(223)	(153)	(3.0)
Intangible asset impairment	(260)	(172)	(3.5)	(34)	(24)	(0.5)
Major restructuring costs	(135)	(105)	(2.1)	(326)	(275)	(5.5)
Legal costs	(230)	(97)	(1.9)	(61)	(52)	(1.0)
Other operating income/asset disposals	545	468	9.1	246	406	8.0

	(300)	(63)	(1.6)	(398)	(98)	(2.0)

Total results	3,773	2,709	52.1	3,813	2,731	51.8

Full reconciliations between core results and total results are set out on pages 43 to 46 and the definition of core results is set out on page 25.

Cash generation and conversion

Cash flow and net debt

	Q2 2012	H1 2012	H1 2011

Net cash inflow from operating activities (£m)	1,737	2,749	2,276
Adjusted net cash inflow from operating activities* (£m)	2,066	3,138	3,040
Free cash flow* (£m)	986	1,673	1,227
Adjusted free cash flow* (£m)	1,315	2,062	1,991
Free cash flow growth (%)	57%	36%	(62)%
Free cash flow conversion*(%)	99%	77%	74%
Net debt (£m)	9,638	9,638	9,256

* Adjusted net cash inflow from operating activities, free cash flow, adjusted free cash flow and free cash flow conversion are defined on page 25.

In the quarter, net cash inflow from operating activities was £1,737 million (Q2 2011: £1,289 million).  Excluding legal settlements of £329 million (Q2 2011: £313 million), the adjusted net cash inflow from operating activities was £2,066 million, £464 million higher than in Q2 2011.  This primarily reflected a stronger working capital performance and lower tax payments.

The net cash inflow from operating activities for the six months was £2,749 million (H1 2011: £2,276 million).  Excluding legal settlements of £389 million (H1 2011: £764 million), the adjusted net cash inflow from operating activities was £3,138 million, £98 million higher than in H1 2011.  This primarily reflected a stronger working capital performance and lower tax payments.

Free cash flow was £1,673 million for the six months.  Excluding legal settlements, adjusted free cash flow was £2,062 million (H1 2011: £1,991 million), the growth reflecting a better working capital performance together with lower tax payments.

The free cash flow, together with asset disposal proceeds of £859 million, enabled the Group to pay dividends (including distributions to non-controlling interests) of £2,292 million and spend £1,067 million on repurchasing shares.  At 30 June 2012, net debt was £9.6 billion, compared with £9.0 billion at 31 December 2011, comprising gross debt of £17.2 billion and cash and liquid investments of £7.6 billion.  The gross positions reflect the recent debt issue ahead of bond repayments due this year.  At 30 June 2012, GSK had short-term borrowings (including overdrafts) repayable within 12 months of £3,657 million with loans of £1,021 million repayable in the subsequent year.

Since the quarter-end, the Group has made payments to the US Government of £1.9 billion ($3 billion) in settlement of certain investigations (see 'Legal matters' on page 38) and agreed to acquire Human Genome Sciences for approximately £1.9 billion ($3 billion), net of cash and debt.

Working capital

	30 June 2012	31 March 2012	31 December 2011	30 September 2011	30 June 2011

Working capital conversion cycle* (days)	212	215	210	227	236
Working capital percentage of turnover (%)	22	22	21	24	25

* Working capital conversion cycle is defined on page 25.

Working capital decreased by £241 million in the quarter compared with an increase of £17 million in Q2 2011.  In the quarter, the working capital conversion cycle reduced to 212 days.  For the six months, the working capital conversion cycle increased by 2 days from 31 December 2011 as a result of Vaccines stock building, including for the flu season, partly offset by an improvement in receivables collection.  Working capital increased by £197 million in the half-year.

Returns to shareholders

GSK's commitment is to use free cash flow to support increasing dividends, undertake share repurchases or, where returns are more attractive, reinvest in the business, including bolt-on acquisitions.

Quarterly dividends
The Board has declared a second interim dividend of 17 pence per share (Q2 2011: 16 pence per share) making 34 pence for the half year.

Payment of dividends
The equivalent interim dividend receivable by ADR holders is 52.7918 cents per ADS based on an exchange rate of £1/$1.5527.  The ex-dividend date will be 8 August 2012, with a record date of 10 August and a payment date of 4 October 2012.

	Paid/ payable	Pence per share	£m

2012
First interim	5 July 2012	17	847
Second interim	4 October 2012	17	835

2011
First interim	7 July 2011	16	814
Second interim	6 October 2011	16	809
Third interim	5 January 2012	17	847
Fourth interim	12 April 2012	21	1,043

		70	3,513
Supplemental	12 April 2012	5	248

		75	3,761

Share repurchases
During the quarter, GSK repurchased 61.3 million shares (£882 million), bringing the total for the year to date to 77.2 million shares (£1,108 million) including a quarter-end accrual.  GSK intends to make total repurchases of £2.0-£2.5 billion during 2012 where this use of funds delivers an attractive return.  The company issued 8 million shares under employee share schemes amounting to £97 million (Q2 2011: £70 million).

The weighted average number of shares for Q2 2012 was 4,945 million, compared with 5,064 million in Q2 2011.

The weighted average number of shares for H1 2012 was 4,954 million, compared with 5,075 million in H1 2011.

Divisional performance

Pharmaceutical sales summary

	Q2 2012		H1 2012

	£m	CER%	£m	CER%
				------
Respiratory	1,814	-	3,655	1
Anti-virals	197	(10)	381	(14)
Central nervous system	447	6	848	3
Cardiovascular and urogenital	572	(10)	1,300	10
Metabolic	45	(42)	78	(51)
Anti-bacterials	303	(5)	621	(10)
Oncology and emesis	196	23	375	22
Dermatology	210	(2)	423	(1)
Rare diseases	110	-	216	(3)
ViiV Healthcare (HIV)	346	(7)	680	(6)
Other	202	(20)	411	(12)

	4,442	(3)	8,988	(1)

Respiratory

Q2 2012 (£1,814 million; flat)
In the quarter, Respiratory sales were flat, as growth in EMAP and Japan offset a decline in Europe, while sales in the US were flat.  Total sales of Seretide/Advair were also flat. Flixotide/Flovent sales fell 4% to £189 million, but
Xyzal sales, almost exclusively in Japan, doubled to £32 million. Ventolin sales declined 1%.

In the US, reported sales of Advair were flat at £641 million.  On an underlying basis, sales for the quarter grew approximately 3% (5% volume decline offset by 8% positive impact of price and mix).  The three percentage point difference between underlying and reported growth is primarily due to variations in wholesaler and retailer stocking patterns. Flovent, the leading single agent inhaled corticosteroid in the US market, fell 3% to £107 million as estimated underlying growth of 4% was more than offset by the impact of variations in wholesaler and retailer stocking patterns and an increase in accruals for returns and rebates. Ventolin reported sales in the US of £57 million, down 5%, as estimated underlying growth of approximately 8% was also offset by the impact of variations in wholesaler and retailer stocking patterns and an increase in accruals for returns and rebates.

The ICS/LABA combination market in the US (which includes Advair) grew approximately 1% in Q2 2012 compared with Q2 2011.  Despite some loss of market share, the company has maintained its clear leadership position in the overall 'controller' class (LABA, ICS and anti-cholinergic products) with combined market share of Advair and Flovent being 48% in Q2 2012 compared with 51% in Q2 2011.  Overall prescription volume in the controller class grew 2% in the quarter.  (All market growth and share data based on weekly IMS Health data).

European Respiratory sales were down 6% in the quarter reflecting the impact of price cuts. Seretidesales were down 4% to £364 million, as price cuts more than offset volume growth of approximately 2%.

In EMAP, Respiratory sales grew 10% in the quarter, with growth across most products in the portfolio. Seretide grew 4% to £100 million with strong growth in China and Latin America offsetting weakness in Turkey and the Middle East. Ventolin sales increased 13% to £44 million.

H1 2012 (£3,655 million; +1%)
Respiratory sales in the half-year grew 1% to £3,655 million, as growth in the US, EMAP and Japan offset a decline in Europe. Seretide/Advair sales grew 1%, led by a 3% increase in the US to £1,271 million. Flixotide/Flovent sales fell 3% to £388 million, but Xyzal sales more than doubled to £68 million. Ventolin sales grew 3% to £302 million.

US respiratory sales increased 3% as growth in Advair (up 3%) and Ventolin (up 9%) offset small declines in Serevent and Veramyst.

European Respiratory sales declined 5% reflecting the impact of price cuts. Seretide sales were down 4% to £739 million.

Respiratory sales in EMAP grew 10%. Seretide grew 6% to £198 million with strong growth in China and Latin America and Ventolin sales increased 10% to £85 million.

Anti-virals

Q2 2012 (£197 million; -10%)
Valtrex sales continued to decline (down 24% to £66 million), principally as a result of generic competition in the US and Europe.

H1 2012 (£381 million; -14%)
The 14% decline in Anti-virals sales largely resulted from generic competition to Valtrex (down 28% to £129 million).

Central nervous system

Q2 2012 (£447 million; +6%)
In Central nervous system, strong growth of Lamictal (up 14% to £147 million), principally in the US and Japan, was partly offset by declines in a number of older products impacted by both generic competition and price cuts.

In the US, the Lamictal franchise grew 11% to £76 million with Lamictal XR, a once a day extended release product for epilepsy, continuing to deliver strong volume growth and more than offsetting the decline in the immediate release (twice a day) formulation, which has encountered generic competition.  In Japan, sales of Lamictal IR more than doubled to £20 million, in part due to sales for the recently launched bi-polar indication.

H1 2012 (£848 million; +3%)
The Central nervous system sales growth was driven by the 21% growth of Lamictal to £295 million.Requip sales fell 18% to £89 million, primarily as a result of generic competition in both the US and Europe.

Cardiovascular and urogenital

Q2 2012 (£572 million; -10%)
The 10% sales decline primarily reflected the 36% fall in Arixtra sales to £47 million following generic competition in the US which began in Q3 2011 and the loss of sales of Vesicare following the conclusion of the co-promotion agreement in Q1 2012.

The Avodart franchise grew 6% to £197 million in the quarter with growth driven by strong contributions from the recent launches of the combination product Duodart/Jalyn in Europe and of Avodart in Japan. Avodart/Jalyn sales in the US declined 10% as growth in Jalyn was more than offset by lower Avodart sales (down 13%), reflecting the impact of labelling changes implemented in 2011 and the availability of a generic product in the same class.

Lovaza grew 4% to £157 million with a broadly flat market share in a market that has declined approximately 8% compared with Q2 2011 as economic pressures have resulted in fewer doctor visits and reduced testing for asymptomatic conditions such as very high triglycerides.

Levitra sales fell 29% to £30 million primarily due to the loss of a large government contract that would have required discounts resulting in returns below acceptable levels.

H1 2012 (£1,300 million; +10%)
The net benefit of the conclusion of the Vesicare co-promotion agreement combined with growth in sales of Avodart and Lovaza led to the 10% growth in the category.  These gains were partly offset by the impact of generic competition to Arixtra.

Metabolic

Q2 2012 (£45 million; -42%)
The decline in Metabolic product sales continued to reflect the loss of sales of Avandia.

H1 2012 (£78 million; -51%)
The decline in Metabolic product sales continued to reflect the loss of sales of Avandia.

Anti-bacterials

Q2 2012 (£303 million; -5%)
While Anti-bacterials sales showed a return to growth in EMAP, particularly from Augmentin, this was more than offset by the impact of generic competition to brands in both Europe and the US.

H1 2012 (£621 million; -10%)
Anti-bacterial sales declined in all regions except EMAP as a result of the mild flu season, price cuts in Europe and the impact of generic competition to brands in both Europe and the US.

Oncology and emesis

Q2 2012 (£196 million; +23%)
Three new products, Votrient (up 77% to £39 million), Promacta (up 76% to £30 million) and Arzerra (up 36% to £15 million) all continued to grow in the US, Europe and EMAP. Tykerb/Tyverb grew 5% to £60 million, with growth in both the US and EMAP. Hycamtin continued to be adversely affected by generic competition in Europe.

In the US,Votrient (up 67% to £20 million) benefited from the launch of a new indication for use in advanced soft-tissue sarcoma. Promacta increased 50% to £13 million, reflecting the continued effect of longer-term use data that was added to the label in 2011.

H1 2012 (£375 million; +22%)
Growth in the category in the half year was driven by new products Votrient (up 87% to £72 million), Promacta (up 97% to £57 million) and Arzerra (up 35% to £27 million). Hycamtin sales fell 26% to £20 million as a result of generic competition in Europe.

Dermatology

Q2 2012 (£210 million; -2%)
In EMAP sales grew 4% to £96 million, with growth in many markets including India, Brazil and Korea partly offset by the impact of temporary supply interruptions.  Japan grew 13% to £9 million.  Growth in these markets was offset by declines in the US (down 7% to £59 million), mainly as a result of the impact of generic competition (Evoclin, Extina plus Duac from Q2 2012), and Europe (down 5% to £35 million), mainly as a result of price cuts.

H1 2012 (£423 million; -1%)
Sales were down 1% in the half-year as growth in EMAP (up 7% to £191 million) was offset by a decline in the US (down 7% to £118 million).

Rare diseases

Q2 2012 (£110 million; flat)
The decline in Flolan sales (down 27% to £35 million), largely as a result of the biennial price reduction in Japan, continued and more than offset the growth of Volibris (up 45% to £31 million).

H1 2012 (£216 million; -3%)
Volibris sales grew 36% to £59 million but this growth was more than offset by a 26% decline in Flolan sales to £70 million.

ViiV Healthcare (HIV)

Q2 2012 (£346 million; -7%)
ViiV Healthcare sales declined by 7%, with the US down 25%, Europe down 4%, and EMAP up 42%.  Sales growth in Epzicom/Kivexa (up 16% to £166 million) and Selzentry (up 23% to £31 million) were more than offset by a 26% decline in the mature portfolio, primarily as a result of generic competition in the US to Combivir and Epivir.

In the US, the growth in Epzicom reflected an increasing acceptance of the fixed dose combination within the HIV community.  In July 2012, the US International Antiviral Society updated their 2012 treatment guidelines and are now recommending the use of Epzicom as a preferred initial NRTI backbone regimen (previously it was recommended as an alternative option in the guidelines).

H1 2012 (£680 million; -6%)
Sales in the half-year fell 6%, with the US down 18%, Europe down 3% and EMAP up 30%, Epzicom grew 15% to £325 million and Selzentry grew 24% to £60 million, but the mature portfolio declined 24%.

Vaccines sales

	Q2 2012		H1 2012

	£m	CER%	£m	CER%

Total Vaccines sales	763	-	1,521	-

Q2 2012 (£763 million; flat)
Total Vaccines sales were flat in the quarter as strong growth in EMAP was offset by the effects of continued government austerity measures in Europe, and comparisons with a strong Q2 2011, which was driven by stockpile sales in the US and the HPV vaccination catch-up programme in Japan.

Infanrix/Pediarix
was the largest growth driver (up 19% to £179 million), primarily reflecting strong growth in the US (up 68%), helped by a competitor supply issue.

Sales of hepatitis vaccines in the US were down 21% compared with Q2 2011, which benefited from significant CDC stockpile purchases, and in Europe were down 14% to £52 million as a result of reduced public funding of vaccination programmes and other austerity measures.  Sales in EMAP grew 19% to £36 million.

Synflorix
sales increased 10% to £101 million, largely reflecting a strong performance in EMAP.

Rotarix
sales grew 25% to £93 million, with strong sales growth throughout EMAP as well as initial launch sales in Japan, which more than offset a 33% decline in the US, where Q2 2011 benefited from a significant CDC stockpile purchase.

Cervarix
sales fell 22% to £50 million largely as a result of the adverse comparison with Q2 2011 which benefited from sales related to the HPV vaccination catch-up programme in Japan.

H1 2012 (£1,521 million; flat)
Vaccines sales were flat as growth in EMAP and Japan was offset by declines in the US and Europe.

Infanrix/Pediarix sales increased 10% to £340 million, driven by a 25% increase in US sales, which was helped by a competitor supply issue.  Hepatitis vaccines fell 8% to £318 million, primarily as a result of the adverse comparison with H1 2011 in the US and austerity measures in Europe. Cervarix sales grew 2% to £181 million. Rotarix grew 12%, led by EMAP and Japan, and Boostrix grew 25%, largely driven by a strong US performance, which benefited from the expanded indication for use in adults of 65 and older.

Sales from new pharmaceutical and vaccine launches

	Q2 2012		H1 2012

	£m	CER%	£m	CER%

Arzerra	15	36	27	35
Benlysta	12	>100	21	>100
Duodart/Jalyn	37	56	71	74
Lamictal XR	37	40	71	44
Potiga/Trobalt	1	-	2	-
Prolia	6	>100	11	>100
Promacta	30	76	57	97
Requip XL	24	(32)	52	(24)
Synflorix	101	10	174	5
Treximet	13	(14)	25	(14)
Volibris	31	45	59	36
Votrient	39	77	72	87
Others	4		8

	350	27	650	29

New products are those launched in the last five years (2008 to 2012 inclusive).  Total sales of new products were £350 million, grew 27% in Q2 2012 and represented 7% of Pharmaceuticals and Vaccines turnover.

Benlysta for lupus has now been launched in the US and most European markets.  GSK turnover of £12 million in the quarter and £21 million in the half-year reflect GSK's share of gross profit in the US and total sales in all other markets.  US net sales were $38 million in the quarter and $69 million in the half-year.

Trobalt as an adjunctive (add-on) treatment of partial onset seizures continues to be launched throughout Europe and, under the brand name of Potiga, the launch in the US began during Q2 2012.

Nimenrix was approved by the European Medicines Agency in April 2012 for active immunisation against invasive meningococcal disease caused by Neisseria meningitidis serogroups A, C, W-135 and Y.  Launches are now underway in the UK, Germany and the Netherlands and further European markets will follow.

Menhibrix, the first combination vaccine to help prevent meningococcal serogroups C and Y and Hib disease, was approved by the FDA in June 2012. Menhibrixis for use in children aged from six weeks to 18 months and was developed to align with the Centers for Disease Control and Prevention's recommended infant immunisation schedule for Hib vaccination and to allow for vaccination against meningococcal groups C & Y without adding additional shots.  Launch of Menhibrix is expected in 2013, following a review by the CDC Advisory Committee on Immunization Practices in Q4 2012.

Consumer Healthcare

	Q2 2012			H1 2012

			Growth excluding non-core OTC products and alli			Growth excluding non-core OTC products and alli
	£m	CER%	CER%	£m	CER%	CER%
	––––––	––––––	––––––	––––––	––––––	––––––
Turnover
Total wellness	486	(8)	9	1,025	(8)	7
Oral care	440	8	8	902	9	9
Nutrition	271	6	6	540	8	8
Skin health	60	(2)	(2)	126	(4)	(4)
	––––––	––––––	––––––	––––––	––––––	––––––
Total	1,257	-	7	2,593	1	7
	––––––	––––––	––––––	––––––	––––––	––––––

	Q2 2012			H1 2012

			Growth excluding non-core OTC products and alli			Growth excluding non-core OTC products and alli
	£m	CER%	CER%	£m	CER%	CER%
	––––––	––––––	––––––	––––––	––––––	––––––
Turnover
USA	220	(11)	4	449	(9)	6
Europe	457	(5)	2	924	(4)	3
ROW	580	10	12	1,220	9	11
	––––––	––––––	––––––	––––––	––––––	––––––
Total	1,257	-	7	2,593	1	7
	––––––	––––––	––––––	––––––	––––––	––––––

Q2 2012 (£1,257 million; flat)
Consumer Healthcare turnover was flat in the quarter.Excluding the non-core OTC brands that were divested in H1 2012 and alli, turnover grew 7% compared with market growth of approximately 4%.

The Group has now completed the sale of non-core brands that had total 2011 sales of approximately £370 million. As a result of a supply issue in H1 2012, the disposal of allion acceptable terms has not proved possible and so GSK has decided to retain and re-build the brand.  Market re-supply commenced in late June 2012.  Excluding only the non-core OTC brands divested in H1 2012 (but including alli), Consumer Healthcare turnover increased 5% in the quarter.

Wellness sales were down 8%, but excluding the non-core brands divested in H1 2012 and alli, the category delivered broadly based growth of 9%.  Including alli, sales growth was 3%.  The Pain Management business grew 6%, led by Panadol(up 7%), which reported strong growth in Emerging markets and Southern Europe.  The Gastro-intestinal business grew 13%, led by Eno.  The Smoking Reduction and Cessation franchise grew 11% with good growth in the US resulting primarily from enhanced consumer and retail marketing.  Europe also recorded strong growth, with some benefit from comparison with Q2 2011, which was negatively impacted by supply issues.

Oral care sales were up 8%.  The Sensodyne Sensitivity and Acid Erosion business, up 8% to £165 million, continued its strong growth across all markets, driven by Sensodyne Repair and Protect and Sensodyne Pronamel. Good results on Denture care products also helped to offset a small decline in Aquafresh sales.

Nutrition sales grew 6% in the quarter.  The category performance was driven by strong growth of 15% in Rest of World markets.  The Horlicks family nutrition business grew 14% in India. Lucozade grew 1% as strong growth in Rest of World markets, particularly Africa, offset a decline in Europe, which was affected by weakness in the economy.

Skin health sales fell 2% as growth in the US and some developing markets, particularly Bactroban OTC in China, was more than offset by declines in Europe, partly as a result of a supply issue, and Latin America, where the business was impacted by aggressive competitor pricing.

Excluding the non-core OTC brands divested in H1 2012 and alli, the US Consumer Healthcare business reported growth of 4% in the quarter, primarily driven by the Smoking Reduction and Cessation franchise and Biotene. In Europe, sales excluding the non-core OTC brands and alli grew 2%, led by strong performances in Southern Europe and Central and Eastern Europe.  The Rest of World markets grew 12% excluding the non-core OTC brands, with strong results from India, China, the Middle East and Africa and Japan.

H1 2012 (£2,593 million; +1%)
In the half-year, Consumer Healthcare turnover grew 1%.  Excluding the non-core brands that were divested in the half-year and alli, turnover grew 7%, and excluding just the non-core OTC brands, turnover grew 5%.Wellness sales declined 8%, but excluding the non-core OTC brands divested in H1 2012 and alli, growth was 7%.  The Pain Management business grew 5%, Gastrointestinal products grew 9% and the Smoking Reduction and Cessation franchise grew 7%.

Strong growth in Oral care brand sales continued, led by the 15% growth of Sensodyne.

Nutrition sales grew 8% as strong growth in Rest of World markets, led by Horlicks in India and Lucozade in Africa, offset a flat performance in Europe.

Skin health sales fell 4% as declines in Europe and Latin America more than offset growth in the US and China.

Excluding the non-core OTC brands and alli, US sales growth was 6%, reflecting the strength of Sensodyne and the Smoking Reduction and Cessation franchise.  European sales grew 3% excluding the non-core OTC brands, reflecting strong growth in Central and Eastern Europe, which offset a decline in the UK.  The Rest of World markets grew 11%, excluding the non-core OTC brands, with strong performances in India, China, the Middle East and Africa.

Research and development

GSK remains focused on delivering an improved return on its investment in R&D.  Sales contribution, reduced attrition and cost reduction are all important drivers of an improving internal rate of return.  R&D expenditure is not determined as a percentage of sales but instead capital is allocated using strict returns based criteria depending on the pipeline opportunities available.

The operations of Pharmaceuticals R&D are broadly split into Discovery activities (up to the completion of Phase IIa trials) and Development work (from Phase IIb onwards) each supported by specific and common infrastructure and other shared services where appropriate.  R&D expenditure for H1 2012 is analysed below.

	H1 2012 £m	H1 2011 £m

Discovery	380	393
Development	830	775
Facilities and central support functions	229	264

	1,439	1,432
Vaccines	254	258
Consumer Healthcare	79	72

Core R&D	1,772	1,762

Amortisation and impairment of intangible assets	116	80
Major restructuring costs	5	88

Total R&D	1,893	1,930

GSK's Phase III/Registration Pharmaceuticals and Vaccines pipeline

The table below is provided as part of our quarterly update to show events and changes to the late-stage pipeline during the quarter and up to the date of this announcement.  There were several news events for late-stage pipeline assets in this quarter and these are listed in the table below.

In February 2011, the following 15 assets were listed as expected to deliver Phase III data by the end of 2012: 2402968, UMEC/VI (LABA/LAMA), albiglutide, dabrafenib (BRAF, 2118436), dolutegravir, IPX066, MAGE-A3 (event driven), migalastat HCl, RTS,S, otelixizumab, Promacta, FF/VI (previously known as Relovair), trametinib (MEK, 1120212), Tykerb, Votrient.

Phase III data were announced during 2011 and Q1 2012 from studies on IPX066, otelixizumab, Votrient, Promacta,FF/VI, Mosquirix, Tykerb, albiglutide, trametinib, dabrafenib and dolutegravir.

Since Q1 2012, GSK has announced the following pipeline news:

·	FDA approval and CHMP positive opinion of Votrient for sarcoma;
·	EMA approval of Nimenrix (MenACWY) vaccine;
·	filing of Promacta/Revolade for Hepatitis C thrombocytopenia in US and EU;
·	trametinib and dabrafenib data presented at ASCO and start of Phase III combination study;
·	FDA approval of Horizant for post-herpetic neuralgia;
·	HARMONY 6 and 7 data presented at ADA; final elements of the albiglutide clinical registration package (HARMONY 8 and CV meta-analysis) in-house and support filing in early 2013;
·	FDA approval of MenHibrix (HibMenCY) vaccine;
·	data from four pivotal efficacy studies for UMEC/VI (LAMA/LABA), limited additional data required to support filing by end of 2012;
·	data from the SINGLE study of dolutegravir-based regimen demonstrate superiority vs Atripla;
·	filing of FF/VI for COPD and asthma in EU and COPD in US (with the proposed brand names of Relvar and Breo).

Of the 15 assets with Phase III data expected by the end of 2012, 12 have now reported data. Six of the 15 assets have either filed or have sufficient data to file:

·	Votrient sarcoma (filed and approved by FDA);
·	FF/VI (asthma and COPD) (filed);
·	Promacta/Revolade Hepatitis C thrombocytopenia (filed);
·	trametinib (MEK) (US filing expected w/c 30 July);
·	dabrafenib (BRAF) (US and EU filings expected w/c 30 July);
·	albiglutide (clinical registration programme now complete; filing expected in Q1 2013).

GSK has the vast majority of data required to support the potential launch of 8 major new drugs and vaccines in next 24 months.  Two of them have been approved (Nimenrix and Menhibrix), four have complete data (albiglutide, dabrafenib, trametinib and Relvar/Breo) and 2 of them require further data (UMEC/VI and dolutegravir).

Overall, by the end of 2012, GSK expects further read-outs on six of the ongoing Phase III assets UMEC/VI (LABA/LAMA), migalastat, dolutegravir,Mosquirix, '968 and Votrient) and expects Phase III registration programmes to complete for three further products and indications: UMEC/VI (LABA/LAMA), dolutegravir and Mosquirix.  The MAGE-A3 studies are event driven and data are expected in 2013.

Following investor events to describe Phase III data presented at ASCO (MEK, BRAF) and ADA (albiglutide), GSK is planning further events at IAC (dolutegravir), ESMO (Oncology portfolio) and ERS (Relvar) and a meeting to discuss progress across the pipeline in Q4 2012.

Biopharmaceuticals		US	EU	News update in the quarter
Arzerra (ofatumumab)	CLL (first line & relapsed)	Ph III	Ph III
	NHL (FL)	Ph III	Ph III
	NHL (DLBCL)	Ph III	Ph III
Benlysta (s.c.)	Systemic lupus erythematosus	Ph III	Ph III
albiglutide	Type 2 diabetes	Ph III	Ph III
Results from Phase III studies HARMONY 6 and HARMONY 7 presented at ADA on 7 June 2012.
Positive data from HARMONY 8 and CV meta-analysis received in-house.  Clinical registration package is now complete.

Cardiovascular & Metabolic		US	EU	News update in the quarter
darapladib	Atherosclerosis	Ph III	Ph III
Neurosciences		US	EU	News update in the quarter
Horizant	Post-herpetic neuralgia	Approved Jun 2012	n/a	Approved by FDA on 6 June 2012.
IPX066	Parkinson’s disease	n/a	Ph III	EU filing strategy under review.
Oncology		US	EU	News update in the quarter
Promacta/Revolade	Hepatitis C	Filed May 2012	Filed May 2012	Filed in US & EU on 24/25 May 2012. FDA have granted priority review.
Votrient (pazopanib)	Sarcoma	Approved Apr 2012	Filed Jul 2011	Approved by FDA on 26 April 2012. CHMP positive opinion on 25 May 2012.
	Ovarian	Ph III	Ph III
Tykerb/Tyverb	Metastatic breast cancer – dual blockade	Ph III	Filed Feb 2012	US filing withdrawn on 12 July 2012.
	Adjuvant breast cancer	Ph III	Ph III
	Head & neck cancer	Ph III	Ph III
	Gastric cancer	Ph III	Ph III
trametinib (1120212, MEK inhibitor)	Metastatic melanoma	Ph III	Ph III	METRIC study data presented at ASCO on 4 June 2012. On schedule to complete US filing w/c 30 July.
dabrafenib (2118436, BRAF inhibitor)	Metastatic melanoma	Ph III	Ph III	BREAK-3 study data presented at ASCO on 4 June 2012. On schedule to complete US and EU filings w/c 30 July.
trametinib + dabrafenib in combination use	Metastatic melanoma	Ph III	Ph III	Commenced Phase III study in May 2012.
Respiratory & Immuno-inflammation		US	EU	News update in the quarter
Relvar/Breo (FF/VI)	COPD	Filed July 2012	Filed June 2012	Filed in EU for COPD on 26 June 2012. Filed in US for COPD on 12 July 2012.
	Asthma	Ph III	Filed June 2012	Filed in EU for asthma on 26 June 2012. US asthma filing strategy under review.
1605786 (CCX282)	Crohn’s disease	Ph III	Ph III
umeclidinium bromide (UMEC) +vilanterol (VI) (‘444+‘719)	COPD	Ph III	Ph III	Positive headline data from 4 pivotal efficacy studies announced on 2 July 2012.
umeclidinium bromide (UMEC) (‘719)	COPD	Ph III	Ph III	Positive data from UMEC/VI support monotherapy development.
vilanterol (VI)	COPD	Ph III	Ph III	Positive data from UMEC/VI plus FF/VI programme support monotherapy development.
fluticasone furoate (FF)	Asthma	Ph III
Rare Diseases		US	EU	News update in the quarter
migalastat HCl	Fabry disease	Ph III	Ph III
drisapersen (2402968)	Duchenne muscular dystrophy		Ph III
2696273 (Ex-vivo stem cell gene therapy)	Adenosine deaminase severe combined immune deficiency (ADA-SCID)		Ph II/III
Vaccines		US	EU	News update in the quarter
Menhibrix (HibMenCY-TT)	MenCY and Hib prophylaxis	Approved Jun 2012	n/a	Approved by FDA on 14 June 2012.
Nimenrix (MenACWY)	MenACWY prophylaxis	Ph II	Approved Apr 2012	Approved by EMA on 27 April 2012.
MAGE-A3	Melanoma	Ph III	Ph III
	NSCLC	Ph III	Ph III
Quadrivalent flu	Influenza prophylaxis	Filed Feb 2012	Filed Mar 2012
Herpes zoster	Shingles prophylaxis	Ph III	Ph III	Phase III study commenced in immunocompromised patients.
Mosquirix (RTS,S)	Malaria prophylaxis	n/a	n/a
HIV (ViiV Healthcare)		US	EU	News update in the quarter
dolutegravir (S/GSK1349572)	HIV integrase inhibitor	Ph III	Ph III	Positive data from SPRING-2 study showing non-inferiority of dolutegravir vs raltegravir to be presented at IAC on 26 July 2012.
dolutegravir-Trii	HIV integrase inhibitor + abacavir + lamivudine fixed dose combination	Ph III	Ph III	Positive data from SINGLE study of dolutegravir + abacavir/lamivudine regimen vs Atripla announced on 11 July 2012.

Definitions

Core results
Core results exclude the following items from total results: amortisation and impairment of intangible assets (excluding computer software) and goodwill; major restructuring costs; legal charges (net of insurance recoveries) on the settlement of litigation and government investigations; other operating income other than royalty income; disposals of associates, products and businesses, and acquisition accounting adjustments for material acquisitions, together with the tax effects of these items. GSK believes this approach provides a clearer view of the underlying performance of the core business and should make the Group's results more comparable with the majority of its peers.

CER growth
In order to illustrate underlying performance, it is the Group's practice to discuss its results in terms of constant exchange rate (CER) growth.  This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period.  All commentaries are presented in terms of CER growth, unless otherwise stated.

Free cash flow
Free cash flow is the net cash inflow from operating activities less capital expenditure, interest and dividends paid to non-controlling interests plus proceeds from the sale of property, plant and equipment and dividends received from joint ventures and associated undertakings.  It is used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies.  Free cash flow growth is calculated on a reported basis.

Adjusted free cash flow
Adjusted free cash flow excludes payments made to settle legal disputes.

Free cash flow conversion
Free cash flow conversion is free cash flow as a percentage of earnings excluding after-tax legal charges and legal settlements.

Adjusted net cash inflow from operating activities
Adjusted net cash inflow from operating activities excludes payments made to settle legal disputes.

Working capital conversion cycle
The working capital conversion cycle is calculated as the number of days sales outstanding plus days inventory outstanding, less days purchases outstanding.

Brand names and partner acknowledgements
Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected.  Factors that may affect the Group's operations are described under 'Risk Factors' in the 'Financial review & risk section' in the company's Annual Report 2011 included as exhibit 15.2 to the company's Annual Report on Form 20-F for 2011.

Contacts

UK Media enquiries:	David Mawdsley Stephen Rea Sarah Spencer David Daley	+44 20 8047 5502 +44 20 8047 5502 +44 20 8047 5502 +44 20 8047 5502	(London) (London) (London) (London)

US Media enquiries:	Kevin Colgan Melinda Stubbee Sarah Alspach Jennifer Armstrong	+1 (919) 483 2839 +1 (919) 483 2839 +1 (919) 483 2839 +1 (919) 483 2839	(North Carolina) (North Carolina) (Washington, DC) (Philadelphia)

Analyst/Investor enquiries:	Sally Ferguson Tom Curry Gary Davies James Dodwell Jeff McLaughlin Ziba Shamsi	+44 20 8047 5543 +1 (215) 751 5419 +44 20 8047 5503 +44 20 8047 2406 +1 (215) 751 7002 +44 20 8047 3289	(London) (Philadelphia) (London) (London) (Philadelphia) (London)

GlaxoSmithKline (GSK) together with its subsidiary undertakings, the 'Group' - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer. GlaxoSmithKline's website www.gsk.com gives additional information on the Group. Information made available on the website does not constitute part of this document.

GlaxoSmithKline plc, 980 Great West Road, Brentford, Middlesex TW8 9GS, United Kingdom Registered in England and Wales. Registered number: 3888792

Financial information

Income statements

	Q2 2012 £m	Q2 2011 (restated) £m	H1 2012 £m	H1 2011 (restated) £m

TURNOVER	6,462	6,720	13,102	13,305

Cost of sales	(1,992)	(1,744)	(3,802)	(3,616)

Gross profit	4,470	4,976	9,300	9,689

Selling, general and administration	(2,187)	(2,245)	(4,317)	(4,325)
Research and development	(922)	(1,015)	(1,893)	(1,930)
Royalty income	66	61	138	133
Other operating income	309	1	545	246

OPERATING PROFIT	1,736	1,778	3,773	3,813

Finance income	7	23	73	42
Finance expense	(191)	(211)	(425)	(404)
Profit on disposal of interest in associates	-	-	-	584
Share of after tax profits of associates and joint ventures	-	2	10	21

PROFIT BEFORE TAXATION	1,552	1,592	3,431	4,056

Taxation	(233)	(445)	(722)	(1,325)
Tax rate %	15.0%	28.0%	21.0%	32.7%

PROFIT AFTER TAXATION FOR THE PERIOD	1,319	1,147	2,709	2,731

Profit attributable to non-controlling interests	65	41	130	100
Profit attributable to shareholders	1,254	1,106	2,579	2,631

	1,319	1,147	2,709	2,731

EARNINGS PER SHARE	25.4p	21.8p	52.1p	51.8p

Diluted earnings per share	25.1p	21.6p	51.3p	50.7p

Statement of comprehensive income
	Q2 2012 £m	Q2 2011 £m

Profit for the period	1,319	1,147

Exchange movements on overseas net assets and net investment hedges	(233)	127
Reclassification of exchange on disposal of overseas subsidiary	-	(1)
Fair value movements on available-for-sale investments	50	(43)
Deferred tax on fair value movements on available-for-sale investments	(1)	1
Reclassification of fair value movements on available-for-sale investments	(11)	(11)
Deferred tax reversed on reclassification of available-for-sale investments	6	6
Actuarial losses on defined benefit plans	(1,085)	(38)
Deferred tax on actuarial movements in defined benefit plans	294	18
Reclassification of cash flow hedges to income statement	-	1
Deferred tax on fair value movement on cash flow hedges	-	(2)

Other comprehensive (expense)/income for the period	(980)	58

Total comprehensive income for the period	339	1,205

Total comprehensive income for the period attributable to:
Shareholders	288	1,165
Non-controlling interests	51	40

	339	1,205

Statement of comprehensive income
	H1 2012 £m	H1 2011 £m

Profit for the period	2,709	2,731

Exchange movements on overseas net assets and net investment hedges	(108)	121
Reclassification of exchange on disposal of overseas subsidiary	-	(1)
Fair value movements on available-for-sale investments	42	(37)
Deferred tax on fair value movements on available-for-sale investments	(6)	3
Reclassification of fair value movements on available-for-sale investments	(11)	(23)
Deferred tax reversed on reclassification of available-for-sale investments	6	7
Actuarial losses on defined benefit plans	(790)	(7)
Deferred tax on actuarial movements in defined benefit plans	215	2
Fair value movements on cash flow hedges	-	(2)
Deferred tax on fair value movements on cash flow hedges	(2)	(2)
Reclassification of cash flow hedges to income statement	-	3
Share of other comprehensive income/(expense) of associates and joint ventures	30	(8)

Other comprehensive (expense)/income for the period	(624)	56

Total comprehensive income for the period	2,085	2,787

Total comprehensive income for the period attributable to:
Shareholders	1,971	2,699
Non-controlling interests	114	88

	2,085	2,787

Pharmaceuticals and Vaccines turnover
Three months ended 30 June 2012

	Total		USA		Europe		EMAP		Rest of World
	–––––––––––––––––––––––––		–––––––––––––––––––––––––		––––––––––––––––––––––––		–––––––––––––––––––––––––––		–––––––––––––––––––––––––
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%
	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
Respiratory	1,814	-	838	-	483	(6)	213	10	280	8
Avamys/Veramyst	64	3	15	(18)	20	5	16	6	13	33
Flixonase/Flonase	31	(3)	2	100	9	(18)	15	8	5	(17)
Flixotide/Flovent	189	(4)	107	(3)	31	(18)	14	27	37	-
Seretide/Advair	1,269	-	641	-	364	(4)	100	4	164	6
Serevent	38	(12)	13	8	16	(23)	-	-	9	(20)
Ventolin	147	(1)	57	(5)	30	(9)	44	13	16	-
Xyzal	32	100	-	-	-	-	4	25	28	>100
Zyrtec	18	(10)	-	-	-	-	8	33	10	(29)
Other*	26	13	3	>100	13	(6)	12	15	(2)	-

Anti-virals	197	(10)	13	(50)	20	(15)	87	(3)	77	(4)
Hepsera	32	3	-	-	-	-	24	5	8	-
Zovirax	22	5	1	>100	6	-	8	(10)	7	-
Valtrex	66	(24)	8	(64)	10	(23)	9	(10)	39	(7)
Zeffix	60	(6)	4	33	4	(17)	46	(6)	6	(17)
Other*	17	7	-	-	-	-	-	-	17	7

Central nervous system	447	6	136	19	99	(13)	81	12	131	9
Imigran/Imitrex	52	2	22	10	18	(5)	2	100	10	(9)
Lamictal	147	14	76	11	29	(6)	19	19	23	77
Requip	44	(23)	6	(40)	19	(28)	4	-	15	-
Seroxat/Paxil	112	3	-	-	15	(6)	22	16	75	(4)
Treximet	13	(14)	13	(14)	-	-	-	-	-	-
Wellbutrin	20	(9)	-	-	12	-	7	40	1	100
Other*	59	46	19	-	6	(30)	27	-	7	100

Cardiovascular and urogenital	572	(10)	327	(22)	129	2	72	16	44	26
Arixtra	47	(36)	15	(66)	24	(4)	7	40	1	(33)
Avodart	197	6	81	(10)	58	13	20	11	38	43
Coreg	35	(13)	35	(11)	-	-	-	-	-	-
Fraxiparine	59	7	-	-	39	2	20	11	-	-
Lovaza	157	4	157	5	-	-	-	-	-	-
Vesicare	-	-	-	-	-	-	-	-	-	-
Other*	77	(22)	39	(34)	8	(27)	25	18	5	(100)

Metabolic	45	(42)	(1)	-	7	(50)	17	13	22	(22)
Avandia products	3	(85)	(2)	-	-	-	3	-	2	(75)
Other*	42	(21)	1	-	7	(56)	14	18	20	(13)

Anti-bacterials	303	(5)	4	(75)	94	(16)	183	11	22	(4)
Augmentin	149	11	-	-	48	(4)	90	18	11	29
Other*	154	(16)	4	(76)	46	(27)	93	4	11	(18)

Oncology and emesis	196	23	81	39	61	5	30	41	24	14
Arzerra	15	36	9	29	6	100	-	-	-	(100)
Promacta	30	76	13	50	8	60	3	>100	6	>100
Tyverb/Tykerb	60	5	17	7	22	(11)	14	27	7	33
Votrient	39	77	20	67	14	100	4	>100	1	<(100)
Other*	52	-	22	50	11	(40)	9	11	10	-

Dermatology	210	(2)	59	(7)	35	(5)	96	4	20	(8)
Bactroban	30	3	13	18	6	-	10	-	1	(50)
Duac	23	(12)	11	(8)	4	(17)	3	50	5	(50)
Other*	157	(1)	35	(14)	25	(4)	83	3	14	7

Rare diseases	110	-	19	(25)	31	(6)	10	67	50	9
Flolan	35	(27)	8	(11)	7	(36)	-	-	20	(28)
Volibris	31	45	-	-	18	12	2	-	11	>100
Other*	44	5	11	(33)	6	-	8	33	19	33

Other pharmaceuticals	202	(20)	3	(12)	37	(37)	103	(12)	59	(19)
Benlysta	12	>100	11	>100	-	-	-	-	1	-
Other*	190	(24)	(8)	<(100)	37	(38)	103	(12)	58	(19)

Vaccines	763	-	183	(1)	240	(5)	277	15	63	(22)
Boostrix	58	11	37	30	13	25	3	(25)	5	(40)
Cervarix	50	(22)	1	(50)	15	14	21	24	13	(59)
Fluarix, FluLaval	5	(38)	1	(80)	(2)	-	4	25	2	-
Hepatitis	165	(12)	68	(21)	52	(14)	36	19	9	(21)
Infanrix, Pediarix	179	19	54	68	91	-	22	77	12	(8)
Rotarix	93	25	22	(33)	10	10	47	60	14	>100
Synflorix	101	10	-	-	11	8	90	17	-	-
Other*	112	(16)	-	-	50	(20)	54	(20)	8	50
	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
	4,859	(2)	1,662	(6)	1,236	(8)	1,169	9	792	-
ViiV Healthcare (HIV)	346	(7)	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
	––––––––––	––––––––––
	5,205	(3)
	––––––––––	––––––––––

Pharmaceuticals and Vaccines turnover
Six months ended 30 June 2012

	Total		USA		Europe		EMAP		Rest of World
	–––––––––––––––––––––––––		–––––––––––––––––––––––––		–––––––––––––––––––––––––		––––––––––––––––––––––––––––		–––––––––––––––––––––––––
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%
	––––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
Respiratory	3,655	1	1,686	3	984	(5)	411	10	574	-
Avamys/Veramyst	133	(1)	29	(13)	37	5	29	15	38	(8)
Flixonase/Flonase	73	(9)	9	-	17	(10)	26	9	21	(38)
Flixotide/Flovent	388	(3)	220	1	65	(14)	27	4	76	(4)
Seretide/Advair	2,521	1	1,271	3	739	(4)	198	6	313	2
Serevent	76	(20)	26	(21)	33	(20)	1	-	16	(18)
Ventolin	302	3	126	9	63	(7)	85	10	28	(16)
Xyzal	68	>100	-	-	-	-	8	29	60	>100
Zyrtec	42	(20)	-	-	-	-	17	31	25	(37)
Other*	52	10	5	(25)	30	-	20	21	(3)	(50)

Anti-virals	381	(14)	24	(62)	42	(14)	172	2	143	(13)
Hepsera	61	2	-	-	-	-	46	2	15	-
Zovirax	46	(19)	2	(80)	12	(8)	17	6	15	(17)
Valtrex	129	(28)	15	(66)	20	(16)	17	(6)	77	(18)
Zeffix	118	(3)	6	(14)	9	(17)	91	-	12	(8)
Other*	27	8	1	-	1	-	1	-	24	-

Central nervous system	848	3	260	19	201	(13)	155	6	232	4
Imigran/Imitrex	96	(6)	37	(10)	35	-	3	-	21	(9)
Lamictal	295	21	160	31	58	(8)	36	6	41	74
Requip	89	(18)	15	(25)	40	(29)	7	-	27	14
Seroxat/Paxil	203	(6)	-	-	29	(6)	42	-	132	(9)
Treximet	25	(14)	25	(14)	-	-	-	-	-	-
Wellbutrin	40	(2)	4	(50)	22	5	13	40	1	(100)
Other*	100	24	19	-	17	(29)	54	6	10	100

Cardiovascular and urogenital	1,300	10	819	9	260	5	140	21	81	27
Arixtra	95	(35)	31	(65)	48	-	13	44	3	(20)
Avodart	383	9	157	(6)	113	13	40	24	73	36
Coreg	70	(11)	70	(9)	-	-	-	-	-	-
Fraxiparine	120	11	-	-	80	6	40	21	-	-
Lovaza	308	10	307	11	-	-	-	-	1	(50)
Vesicare	174	>100	174	>100	-	-	-	-	-	-
Other*	150	(2)	80	(2)	19	(24)	47	12	4	100

Metabolic	78	(51)	(13)	<(100)	13	(52)	32	10	46	(20)
Avandia products	(5)	<(100)	(14)	<(100)	-	-	5	(25)	4	(70)
Other*	83	(17)	1	-	13	(55)	27	23	42	(9)

Anti-bacterials	621	(10)	10	(71)	215	(18)	354	4	42	(15)
Augmentin	302	(4)	-	-	110	(10)	173	1	19	-
Other*	319	(14)	10	(70)	105	(25)	181	8	23	(23)

Oncology and emesis	375	22	151	29	123	9	59	53	42	11
Arzerra	27	35	18	29	9	50	-	-	-	-
Promacta	57	97	24	64	16	89	5	>100	12	>100
Tyverb/Tykerb	120	10	34	18	45	(6)	27	47	14	-
Votrient	72	87	36	50	27	>100	8	>100	1	(100)
Other*	99	(10)	39	(9)	26	(33)	19	5	15	(11)

Dermatology	423	(1)	118	(7)	74	-	191	7	40	(18)
Bactroban	60	5	24	9	13	-	19	11	4	(25)
Duac	51	(4)	27	(7)	11	-	6	17	7	(17)
Other*	312	(1)	67	(11)	50	-	166	7	29	(18)

Rare diseases	216	(3)	41	(20)	63	(10)	19	19	93	10
Flolan	70	(26)	16	(16)	14	(44)	-	-	40	(21)
Volibris	59	36	-	-	36	12	4	100	19	>100
Other*	87	2	25	(23)	13	-	15	7	34	31

Other pharmaceuticals	411	(12)	19	83	91	(24)	201	(10)	100	(13)
Benlysta	21	>100	19	>100	1	-	-	-	1	-
Other*	390	(16)	-	-	90	(26)	201	(10)	99	(13)

Vaccines	1,521	-	331	(3)	465	(4)	487	3	238	12
Boostrix	105	25	58	33	25	29	8	33	14	(6)
Cervarix	181	2	2	(33)	29	7	34	(13)	116	8
Fluarix, FluLaval	12	(29)	1	(83)	(2)	-	8	-	5	-
Hepatitis	318	(8)	131	(16)	100	(11)	61	29	26	(10)
Infanrix, Pediarix	340	10	91	25	183	2	36	19	30	17
Rotarix	169	12	48	(22)	20	5	75	13	26	>100
Synflorix	174	5	-	-	20	(12)	151	8	3	(33)
Other*	222	(16)	-	-	90	(18)	114	(16)	18	(14)
	––––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
	9,829	-	3,446	1	2,531	(7)	2,221	6	1,631	-
ViiV Healthcare (HIV)	680	(6)	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
	––––––––––––	––––––––––
	10,509	(1)
	––––––––––––	––––––––––

ViiV Healthcare turnover
Three months ended 30 June 2012

	Total		USA		Europe		EMAP		Rest of World
	–––––––––––––––––––––––––		–––––––––––––––––––––––––		–––––––––––––––––––––––––		––––––––––––––––––––––––––––		–––––––––––––––––––––––––
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%
	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
Combivir	49	(28)	5	(84)	17	(25)	24	>100	3	(28)
Epivir	14	(48)	2	(81)	6	(25)	5	(53)	1	(7)
Epzicom/Kivexa	166	16	59	7	70	11	16	85	21	21
Lexiva	33	(14)	18	(3)	8	(20)	3	(25)	4	(34)
Selzentry	31	23	14	36	14	13	1	67	2	10
Trizivir	29	(6)	15	(15)	10	(17)	3	>100	1	>100
Other*	24	(34)	8	(56)	5	(26)	8	20	3	(42)
	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
	346	(7)	121	(25)	130	(4)	60	42	35	2
	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––

Six months ended 30 June 2012

	Total		USA		Europe		EMAP		Rest of World
	–––––––––––––––––––––––––		–––––––––––––––––––––––––		–––––––––––––––––––––––––		––––––––––––––––––––––––––––		–––––––––––––––––––––––––
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%
	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
Combivir	83	(39)	9	(87)	35	(29)	33	62	6	(22)
Epivir	27	(49)	4	(80)	12	(24)	7	(42)	4	(33)
Epzicom/Kivexa	325	15	119	12	142	12	25	53	39	18
Lexiva	64	(7)	35	(3)	18	(21)	6	(14)	5	67
Selzentry	60	24	27	30	28	16	1	100	4	33
Trizivir	56	(8)	30	(6)	20	(15)	3	>100	3	(50)
Other*	65	(6)	35	(6)	13	(7)	13	18	4	(38)
	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
	680	(6)	259	(18)	268	(3)	88	30	65	2
	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––

* All "Other" Pharmaceuticals and Vaccines product sales totalled £954 million and declined 12% in the quarter.
* All "Other" Pharmaceuticals and Vaccines product sales totalled £1,906 million and declined 9% in the half-year.

Balance sheet

	30 June 2012 £m	30 June 2011 £m	31 December 2011 £m
ASSETS	––––––	––––––	––––––
Non-current assets
Property, plant and equipment	8,663	9,019	8,748
Goodwill	3,722	3,750	3,754
Other intangible assets	7,674	8,499	7,802
Investments in associates and joint ventures	639	641	560
Other investments	731	605	590
Deferred tax assets	3,077	2,563	2,849
Derivative financial instruments	72	90	85
Other non-current assets	615	602	525
	––––––	––––––	––––––
Total non-current assets	25,193	25,769	24,913
	––––––	––––––	––––––
Current assets
Inventories	3,959	4,271	3,873
Current tax recoverable	79	55	85
Trade and other receivables	5,519	5,833	5,576
Derivative financial instruments	48	122	70
Liquid investments	204	166	184
Cash and cash equivalents	7,389	5,846	5,714
Assets held for sale	66	16	665
	––––––	––––––	––––––
Total current assets	17,264	16,309	16,167
	––––––	––––––	––––––
TOTAL ASSETS	42,457	42,078	41,080
	––––––	––––––	––––––
LIABILITIES
Current liabilities
Short-term borrowings	(3,657)	(1,039)	(2,698)
Trade and other payables	(7,160)	(7,268)	(7,359)
Derivative financial instruments	(65)	(218)	(175)
Current tax payable	(1,653)	(1,529)	(1,643)
Short-term provisions	(2,867)	(3,567)	(3,135)
	––––––	––––––	––––––
Total current liabilities	(15,402)	(13,621)	(15,010)
	––––––	––––––	––––––
Non-current liabilities
Long term borrowings	(13,574)	(14,229)	(12,203)
Deferred tax liabilities	(824)	(719)	(822)
Pensions and other post-employment benefits	(3,775)	(2,651)	(3,091)
Other provisions	(478)	(802)	(499)
Derivative financial instruments	(1)	(6)	(2)
Other non-current liabilities	(607)	(615)	(626)
	––––––	––––––	––––––
Total non-current liabilities	(19,259)	(19,022)	(17,243)
	––––––	––––––	––––––
TOTAL LIABILITIES	(34,661)	(32,643)	(32,253)
	––––––	––––––	––––––
NET ASSETS	7,796	9,435	8,827
	––––––	––––––	––––––

EQUITY
Share capital	1,367	1,400	1,387
Share premium account	1,877	1,504	1,673
Retained earnings	2,051	4,505	3,370
Other reserves	1,757	1,272	1,602
	––––––	––––––	––––––
Shareholders’ equity	7,052	8,681	8,032

Non-controlling interests	744	754	795
	––––––	––––––	––––––
TOTAL EQUITY	7,796	9,435	8,827
	––––––	––––––	––––––

Statement of changes in equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder’s equity £m	Non- controlling interests £m	Total equity £m
	–––––	–––––	–––––	–––––	–––––	–––––	–––––
At 1 January 2012	1,387	1,673	3,370	1,602	8,032	795	8,827

Profit for the period			2,579		2,579	130	2,709
Other comprehensive (expense)/ income for the period			(636)	28	(608)	(16)	(624)
	–––––	–––––	–––––	–––––	–––––	–––––	–––––
Total comprehensive income for the period	-	-	1,943	28	1,971	114	2,085
	–––––	–––––	–––––	–––––	–––––	–––––	–––––
Distributions to non-controlling interests						(140)	(140)
Dividends to shareholders			(2,137)		(2,137)		(2,137)
Changes in non-controlling interests			11		11	(25)	(14)
Shares issued	5	204			209		209
Ordinary shares purchased and cancelled or held as Treasury shares	(25)		(1,108)	25	(1,108)		(1,108)
Consideration received for shares transferred by ESOP Trusts				18	18		18
Shares acquired by ESOP Trusts				(33)	(33)		(33)
Write-down on shares held by ESOP Trusts			(117)	117			-
Share-based incentive plans			89		89		89
	–––––	–––––	–––––	–––––	–––––	–––––	–––––
At 30 June 2012	1,367	1,877	2,051	1,757	7,052	744	7,796
	–––––	–––––	–––––	–––––	–––––	–––––	–––––

At 1 January 2011	1,418	1,428	4,779	1,262	8,887	858	9,745

Profit for the period			2,631		2,631	100	2,731
Other comprehensive income/ (expense) for the period			120	(52)	68	(12)	56
	–––––	–––––	–––––	–––––	–––––	–––––	–––––
Total comprehensive income/ (expense) for the period	-	-	2,751	(52)	2,699	88	2,787
	–––––	–––––	–––––	–––––	–––––	–––––	–––––
Distributions to non-controlling interests						(215)	(215)
Dividends to shareholders			(1,783)		(1,783)		(1,783)
Changes in non-controlling interests			(5)		(5)	23	18
Forward contract relating to non-controlling interest				(27)	(27)		(27)
Shares issued	1	76			77		77
Ordinary shares purchased and cancelled or held as Treasury shares	(19)		(1,244)	19	(1,244)		(1,244)
Consideration received for shares transferred by ESOP Trusts				13	13		13
Shares acquired by ESOP Trusts				(29)	(29)		(29)
Write-down on shares held by ESOP Trusts			(86)	86			-
Share-based incentive plans			93		93		93
	———	———	———	———	———	———	–––––
At 30 June 2011	1,400	1,504	4,505	1,272	8,681	754	9,435
	———	———	———	———	———	———	–––––

Cash flow statement
Six months ended 30 June 2012

	H1 2012 £m	H1 2011 £m	2011 £m
	––––––	––––––	––––––
Profit after tax	2,709	2,731	5,458
Tax on profits	722	1,325	2,240
Share of after tax profits of associates and joint ventures	(10)	(21)	(15)
Profit on disposal of interest in associates	-	(584)	(585)
Net finance expense	352	362	709
Depreciation and other non-cash items	487	595	1,677
(Increase)/decrease in working capital	(197)	(312)	477
Decrease in other net liabilities	(584)	(969)	(2,248)
	––––––	––––––	––––––
Cash generated from operations	3,479	3,127	7,713
Taxation paid	(730)	(851)	(1,463)
	––––––	––––––	––––––
Net cash inflow from operating activities	2,749	2,276	6,250
	––––––	––––––	––––––
Cash flow from investing activities
Purchase of property, plant and equipment	(403)	(373)	(923)
Proceeds from sale of property, plant and equipment	14	37	100
Purchase of intangible assets	(211)	(203)	(405)
Proceeds from sale of intangible assets	826	237	237
Purchase of equity investments	(154)	(24)	(76)
Proceeds from sale of equity investments	19	36	68
Purchase of non-controlling interests	(14)	-	-
Purchase of businesses, net of cash acquired	(56)	(243)	(264)
Investment in associates and joint ventures	(50)	(11)	(35)
Proceeds from disposal of subsidiary and interest in associate	-	1,034	1,034
(Increase)/decrease in liquid investments	(23)	42	30
Interest received	33	47	97
Dividends from associates and joint ventures	32	2	25
	––––––	––––––	––––––
Net cash inflow/(outflow) from investing activities	13	581	(112)
	––––––	––––––	––––––
Cash flow from financing activities
Proceeds from own shares for employee share options	18	13	45
Issue of share capital	209	77	250
Shares acquired by ESOP Trusts	(33)	(29)	(36)
Shares purchased and cancelled or held as Treasury shares	(1,067)	(846)	(2,191)
Increase in long-term loans	3,053	-	-
Repayment of short-term loans	(610)	(4)	(8)
Increase in short-term loans	(9)	29	45
Net repayment of obligations under finance leases	(18)	(18)	(38)
Interest paid	(387)	(344)	(769)
Dividends paid to shareholders	(2,138)	(1,783)	(3,406)
Distributions to non-controlling interests	(154)	(215)	(234)
Other financing items	14	35	110
	––––––	––––––	––––––
Net cash outflow from financing activities	(1,122)	(3,085)	(6,232)
	––––––	––––––	––––––
Increase/(decrease) in cash and bank overdrafts in the period	1,640	(228)	(94)

Exchange adjustments	(37)	(34)	(108)
Cash and bank overdrafts at beginning of the period	5,606	5,807	5,807
	––––––	––––––	––––––
Cash and bank overdrafts at end of the period	7,209	5,545	5,605
	––––––	––––––	––––––
Cash and bank overdrafts at end of the period comprise:
Cash and cash equivalents	7,389	5,846	5,714
Overdrafts	(180)	(301)	(109)
	––––––	––––––	––––––
	7,209	5,545	5,605
	––––––	––––––	––––––

Segment information

As announced on 28 March 2012, the Group has revised its segment information disclosures to reflect changes in the internal reporting structures with effect from 1 January 2012.  The Pharmaceuticals and Vaccines businesses in Emerging Markets and Asia Pacific (excluding Australasia) have been combined into one segment (EMAP).  In addition, the classification of certain products has been changed in 2012, including:

·	The transfer of OTC dermatology brands acquired with the Stiefel business from the Pharmaceuticals and Vaccines business to Consumer Healthcare in the US and Europe;
·	The creation of a Rare diseases therapy area; and
·	The transfer of Zovirax from the Dermatology therapy area to the Anti-virals therapy area.

Comparative information has been restated on a consistent basis.

Operating segments are reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the Corporate Executive Team (CET).  Individual members of the CET are responsible for each geographic segment of the Pharmaceuticals and Vaccines business, ViiV Healthcare and the Consumer Healthcare business as a whole, respectively.

R&D investment is essential for the sustainability of the pharmaceutical businesses.  However, for segment reporting, the US, Europe, EMAP and Japan Pharmaceuticals and Vaccines operating profits exclude allocations of globally funded R&D as well as central costs, principally corporate functions and unallocated manufacturing costs.  The Group's management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

Other trading and unallocated pharmaceuticals and vaccines includes Canada, Puerto Rico, Australasia, central vaccine tender sales and contract manufacturing sales, together with costs such as vaccines R&D, central dermatology costs and central manufacturing costs not attributed to other segments.

The Pharmaceuticals R&D segment is the responsibility of the Chairman, Research & Development and is reported as a separate segment.

Corporate and other unallocated costs and disposal profits include corporate functions, costs for legal matters, fair value movements on financial instruments and investments and profits on global asset disposals.

Turnover by segment
	Q2 2012 £m	Q2 2011 (restated) £m	Growth CER%
	––––––	––––––	––––––
USA	1,662	1,705	(6)
Europe	1,236	1,458	(8)
EMAP	1,169	1,115	9
Japan	484	427	6
ViiV Healthcare	346	379	(7)
Other trading and unallocated pharmaceuticals and vaccines	308	337	(7)
	––––––	––––––	––––––
Pharmaceuticals and Vaccines	5,205	5,421	(3)
Consumer Healthcare	1,257	1,299	-
	––––––	––––––	––––––
	6,462	6,720	(2)
	––––––	––––––	––––––

Operating profit by segment
	Q2 2012 £m	Q2 2011 (restated) £m	Growth CER%
	––––––	––––––	––––––
USA	1,121	1,107	(3)
Europe	653	809	(11)
EMAP	376	368	5
Japan	279	256	-
ViiV Healthcare	206	215	-
Pharmaceuticals R&D	(699)	(680)	1
Other trading and unallocated pharmaceuticals and vaccines	(57)	77	>(100)
	––––––	––––––	––––––
Pharmaceuticals and Vaccines	1,879	2,152	(12)
Consumer Healthcare	222	244	(3)
	––––––	––––––	––––––
Segment profit	2,101	2,396	(11)
Corporate and other unallocated costs and disposal profits	(99)	(229)	(52)
	––––––	––––––	––––––
Core operating profit	2,002	2,167	(7)
Non-core items	(266)	(389)
	––––––	––––––	––––––
Total operating profit	1,736	1,778	(1)

Finance income	7	23
Finance costs	(191)	(211)
Share of after tax profits of associates and joint ventures	-	2
	––––––	––––––	––––––
Profit before taxation	1,552	1,592	(1)
	––––––	––––––	––––––

Turnover by segment
	H1 2012 £m	H1 2011 (restated) £m	Growth CER%
	––––––	––––––	––––––
USA	3,446	3,321	1
Europe	2,531	2,875	(7)
EMAP	2,221	2,165	6
Japan	1,033	933	5
ViiV Healthcare	680	732	(6)
Other trading and unallocated pharmaceuticals and vaccines	598	638	(6)
	––––––	––––––	––––––
Pharmaceuticals and Vaccines	10,509	10,664	(1)
Consumer Healthcare	2,593	2,641	1
	––––––	––––––	––––––
	13,102	13,305	-
	––––––	––––––	––––––

Operating profit by segment
	H1 2012 £m	H1 2011 (restated) £m	Growth CER%
	––––––	––––––	––––––
USA	2,380	2,150	7
Europe	1,325	1,597	(11)
EMAP	687	703	1
Japan	621	566	2
ViiV Healthcare	445	418	9
Pharmaceuticals R&D	(1,388)	(1,342)	2
Other trading and unallocated pharmaceuticals and vaccines	(138)	33	>(100)
	––––––	––––––	––––––
Pharmaceuticals and Vaccines	3,932	4,125	(4)
Consumer Healthcare	458	489	(2)
	––––––	––––––	––––––
Segment profit	4,390	4,614	(4)
Corporate and other unallocated costs and disposal profits	(317)	(403)	(21)
	––––––	––––––	––––––
Core operating profit	4,073	4,211	(2)
Non-core items	(300)	(398)
	––––––	––––––	––––––
Total operating profit	3,773	3,813	-

Finance income	73	42
Finance costs	(425)	(404)
Profit on disposal of interest in associates	-	584
Share of after tax profits of associates and joint ventures	10	21
	––––––	––––––	––––––
Profit before taxation	3,431	4,056	(14)
	––––––	––––––	––––––

Legal matters

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust and governmental investigations as well as related private litigation, which are more fully described in the 'Legal Proceedings' note in the Annual Report 2011.

At 30 June 2012, the Group's aggregate provision for legal and other disputes (not including tax matters described under 'Taxation' on page 39) was £2.6 billion (31 December 2011: £2.8 billion).  The Group has subsequently made payments of £1.9 billion ($3 billion) to the US government in settlement of certain investigations, as described below.

The Group may become involved in legal proceedings in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings.  In these cases, the Group would provide appropriate disclosures about such cases, but no provision would be made.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.  The Group's position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions reported in the Group's financial accounts by a material amount.

Significant developments since the Annual Report 2011 and for the half-year ending 30 June 2012 are as follows:

The Group received a subpoena in April 2011 from the Office of Inspector General of the US Department of Health and Human Services requesting production of documents relating to the Group's marketing and promotion of Lovaza in the US.  The Group responded to the subpoena.  In June 2012, the Group was advised that the government has concluded its investigation and has declined to intervene in a qui tam lawsuit filed in the US District Court for the Northern District of Illinois.  The lawsuit has been dismissed.

On 18 June 2012, the US Supreme Court ruled that a proposed class of Group US sales representatives are exempt from federal overtime pay requirements under the US Fair Labor Standards Act (FLSA).  As a result of the ruling, the Group will not be required to pay overtime to past or current sales representatives in the US under the FLSA.  The Group plans to move for dismissal of state class actions in Florida and New York in which plaintiffs have made similar allegations as those set forth in the FSLA case as well as claims under New York and Florida wage and hour laws.

As previously disclosed, on 2 July 2012, the Group announced that it had reached an agreement with the US Government, multiple states and the District of Columbia to conclude the Group's most significant ongoing US federal government investigations.  Subsequent to the quarter-end the Group made payments totalling £1.9 billion ($3 billion) which were covered by existing provisions and were funded through existing cash resources.  The agreement resolved criminal and civil liabilities related to an investigation begun by the US Attorney's Office for the District of Colorado in 2004, later taken over by the US Attorney's Office for the District of Massachusetts, into the Group's sales and marketing practices for nine products in the US; the US Department of Justice's investigation of possible inappropriate use of the nominal price exception under the Medicaid Rebate Program; and the Department of Justice's investigation of the marketing and regulatory submissions of Avandia.

As part of the agreement, the Group entered into a corporate integrity agreement (CIA) with the Office of Inspector General of the US Department of Health and Human Services.  The CIA also covers a portion of the Group's manufacturing operations related to the Group's settlement in 2010 of events in the early 2000's at the Group's former manufacturing facility in Cidra, Puerto Rico.

Developments with respect to tax matters are described in 'Taxation' below.

Taxation

Transfer pricing and other issues are as previously described in the 'Taxation' note in the Annual Report 2011.  There have been no material changes to tax matters since the publication of the Annual Report.

In Q2 2012, tax on core profits amounted to £464 million and represented an effective tax rate of 25.5% (Q2 2011: 26.6%).  The charge for taxation on total profits amounted to £233 million and represented an effective tax rate of 15.0% (Q2 2011: 28.0%).

In H1 2012, tax on core profits amounted to £959 million and represented an effective tax rate of 25.7% (H1 2011: 26.9%).  The charge for taxation on total profits amounted to £722 million and represented an effective tax rate of 21.1% (H1 2011: 32.7%).

The Group's balance sheet at 30 June 2012 included a tax payable liability of £1,653 million and a tax recoverable asset of £79 million.

GSK continues to believe that it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities.  The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities or litigation.

Additional information

Accounting policies and basis of preparation
This unaudited Results Announcement contains condensed financial information for the three and six months ended 30 June 2012 is prepared in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority, IAS 34 'Interim financial reporting' and should be read in conjunction with the Annual Report 2011, which was prepared in accordance with International Financial Reporting Standards as adopted by the European Union.  This Results Announcement has been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2011.

As noted under 'Segment information' on page 35, the segments for which turnover and operating profit are disclosed have been amended to reflect changes in the Group's internal management structure together with certain changes to the therapeutic classifications of turnover by product.  In addition, charges for amortisation and impairment of intangible assets related to marketed products are now reported in cost of sales rather than in SG&A.  Comparative information has been restated accordingly.  The adjustment for Q2 2011 increases cost of sales and decreases SG&A by £100 million (H1 2011: £177 million) from the amounts previously reported.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006.  The balance sheet at 31 December 2011 has been derived from the full Group accounts published in the Annual Report 2011, which has been delivered to the Registrar of Companies and on which the report of the independent auditors was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

Exchange rates
GSK operates in many countries, and earns revenues and incurs costs in many currencies.  The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies.  Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling. Period-end rates are used to translate the net assets of those entities.  The currencies which most influenced these translations and the relevant exchange rates were:

	Q2 2012	Q2 2011	H1 2012	H1 2011	2011

Average rates:
US$/£	1.58	1.64	1.58	1.62	1.61
Euro/£	1.24	1.14	1.22	1.15	1.15
Yen/£	125	133	125	132	128

Period end rates:
US$/£	1.57	1.61	1.57	1.61	1.55
Euro/£	1.24	1.11	1.24	1.11	1.20
Yen/£	125	130	125	130	120

During Q2, average Sterling exchange rates were weaker against the US Dollar and the Yen but stronger against the Euro compared with the same period in 2011.

Similarly, during H1 average Sterling exchange rates were weaker against the US Dollar and the Yen but stronger against the Euro but weaker compared with the same period in 2011.  Period end Sterling exchange rates were also weaker against the US Dollar and the Yen but stronger against the Euro.

Weighted average number of shares
		Q2 2012 millions	Q2 2011 millions

Weighted average number of shares - basic		4,945	5,064
Dilutive effect of share options and share awards		51	56

Weighted average number of shares - diluted		4,996	5,120

	H1 2012 millions	H1 2011 millions	2011 millions

Weighted average number of shares - basic	4,954	5,075	5,028
Dilutive effect of share options and share awards	71	62	71

Weighted average number of shares - diluted	5,025	5,137	5,099

At 30 June 2012, 4,910 million shares were in free issue (excluding Treasury shares and shares held by the ESOP Trusts). This compares with 5,036 million shares at 30 June 2011.

Net assets
The book value of net assets decreased by £1,031 million from £8,827 million at 31 December 2011 to £7,796 million at 30 June 2012.  This reflects an increase in the pension deficit together with shares repurchased exceeding profits retained in the period.  At 30 June 2012, the net deficit on the Group's pension plans was £2,089 million compared with £1,476 million at 31 December 2011.  The increase in the deficit primarily arose from a decrease in the rates used to discount UK pension liabilities from 4.8% to 4.4% and US pension liabilities from 4.4% to 4%.

The carrying value of investments in associates and joint ventures at 30 June 2012 was £639 million, with a market value of £933 million.

At 30 June 2012, the ESOP Trusts held 80 million GSK shares against the future exercise of share options and share awards.  The carrying value of £389 million has been deducted from other reserves.  The market value of these shares was £1,153 million.

During H1 GSK purchased £1,108 million of shares either to be held as Treasury shares or for cancellation.  At 30 June 2012, the company held 478.3 million Treasury shares at a cost of £6,327 million, which has been deducted from retained earnings.

Contingent liabilities
There were contingent liabilities at 30 June 2012 in respect of guarantees and indemnities entered into as part of the ordinary course of the Group's business.  No material losses are expected to arise from such contingent liabilities.  Provision is made for the outcome of legal and tax disputes where it is both probable that the Group will suffer and outflow of funds and it is possible to make a reliable estimate of that outflow.  Descriptions of the significant legal and tax disputes to which the Group is a party are set out on pages 38 and 39.

Related party transactions
The Group's significant related parties are its joint ventures and associates as disclosed in the Annual Report 2011.

During the period, the previously identified non-core OTC brands in the Group's international markets were sold to Aspen Pharmacare Holdings Limited for £164 million in cash.

Apart from the above transaction, there were no material transactions with any of the Group's joint ventures and associates in the period.  There were also no material transactions with Directors.

Business acquisitions
In May 2012, the Group made one small business acquisition for total consideration, including gains on an existing equity holding and existing contracts, of approximately £118 million.  This represented goodwill of £38 million, intangible assets of £98 million and other net liabilities of £18 million.  These amounts are provisional and may be subject to change.

On 16 July 2012, GSK announced that it had agreed to acquire Human Genome Sciences for approximately $3 billion, net of cash and debt.  The acquisition is expected to be completed in early August.

Reconciliation of cash flow to movements in net debt

	H1 2012 £m	H1 2011 £m	2011 £m
	––––––	––––––	––––––
Net debt at beginning of the period	(9,003)	(8,859)	(8,859)

Increase/(decrease) in cash and bank overdrafts	1,640	(228)	(94)
Cash outflow/(inflow) from liquid investments	23	(42)	(30)
Net increase in long-term loans	(3,053)	-	-
Net repayment of/(increase in) short-term loans	619	(25)	(37)
Net repayment of obligations under finance leases	18	18	38
Debt of subsidiaries acquired	-	(2)	(10)
Exchange adjustments	116	(141)	(10)
Other non-cash movements	2	23	(1)
	––––––	––––––	––––––
Increase in net debt	(635)	(397)	(144)
	––––––	––––––	––––––
Net debt at end of the period	(9,638)	(9,256)	(9,003)
	––––––	––––––	––––––

Core results reconciliations

The reconciliations between core results and total results for Q2 2012 and Q2 2011 and also H1 2012 and H1 2011 are set out below.

Income statement - Core results reconciliation Three months ended 30 June 2012

	Core results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Other operating income £m	Total results £m
	––––––	––––––	––––––	––––––	––––––	––––––	––––––
Turnover	6,462						6,462
Cost of sales	(1,690)	(93)	(192)	(17)			(1,992)
	––––––	––––––	––––––	––––––	––––––	––––––	––––––
Gross profit	4,772	(93)	(192)	(17)			4,470

Selling, general and administration	(1,956)			(34)	(197)		(2,187)
Research and development	(880)	(23)	(16)	(3)			(922)
Royalty income	66						66
Other operating income						309	309
	––––––	––––––	––––––	––––––	––––––	––––––	––––––
Operating profit	2,002	(116)	(208)	(54)	(197)	309	1,736

Net finance costs	(184)						(184)
	––––––	––––––	––––––	––––––	––––––	––––––	––––––
Profit before taxation	1,818	(116)	(208)	(54)	(197)	309	1,552

Taxation	(464)	33	72	12	128	(14)	(233)
Tax rate %	25.5%						15.0%
	––––––	––––––	––––––	––––––	––––––	––––––	––––––
Profit after taxation	1,354	(83)	(136)	(42)	(69)	295	1,319
	––––––	––––––	––––––	––––––	––––––	––––––	––––––
Profit attributable to non-controlling interests	48					17	65
Profit attributable to shareholders	1,306	(83)	(136)	(42)	(69)	278	1,254

	––––––	––––––	––––––	––––––	––––––	––––––	––––––

Earnings per share	26.4p	(1.7)p	(2.7)p	(0.8)p	(1.4)p	5.6p	25.4p

Weighted average number of shares (millions)	4,945						4,945
	––––––						––––––

Income statement - Core results reconciliation Three months ended 30 June 2011

	Core results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Other operating income £m	Total results £m
	––––––	––––––	––––––	––––––	––––––	––––––	––––––
Turnover	6,720						6,720
Cost of sales	(1,625)	(76)	(24)	(19)			(1,744)
	––––––	––––––	––––––	––––––	––––––	––––––	––––––
Gross profit	5,095	(76)	(24)	(19)			4,976

Selling, general and administration	(2,083)			(101)	(61)		(2,245)
Research and development	(906)	(36)	(2)	(71)			(1,015)
Royalty income	61						61
Other operating income						1	1
	––––––	––––––	––––––	––––––	––––––	––––––	––––––
Operating profit	2,167	(112)	(26)	(191)	(61)	1	1,778

Net finance costs	(188)						(188)
Share of after tax losses of associates and joint ventures	2						2
	––––––	––––––	––––––	––––––	––––––	––––––	––––––
Profit before taxation	1,981	(112)	(26)	(191)	(61)	1	1,592

Taxation	(527)	35	8	30	9		(445)
Tax rate %	26.6%						28.0%
	––––––	––––––	––––––	––––––	––––––	––––––	––––––
Profit after taxation	1,454	(77)	(18)	(161)	(52)	1	1,147
	––––––	––––––	––––––	––––––	––––––	––––––	––––––
Profit attributable to non-controlling interests	41						41

Profit attributable to shareholders	1,413	(77)	(18)	(161)	(52)	1	1,106
	––––––	––––––	––––––	––––––	––––––	––––––	––––––

Earnings per share	27.9p	(1.5)p	(0.4)p	(3.2)p	(1.0)p	-	21.8p

Weighted average number of shares (millions)	5,064						5,064
	––––––						––––––

Income statement - Core results reconciliation Six months ended 30 June 2012

	Core results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Other operating income £m	Total results £m
	––––––	––––––	––––––	––––––	––––––	––––––	––––––
Turnover	13,102						13,102
Cost of sales	(3,401)	(172)	(192)	(37)			(3,802)
	––––––	––––––	––––––	––––––	––––––	––––––	––––––
Gross profit	9,701	(172)	(192)	(37)			9,300

Selling, general and administration	(3,994)			(93)	(230)		(4,317)
Research and development	(1,772)	(48)	(68)	(5)			(1,893)
Royalty income	138						138
Other operating income						545	545
	––––––	––––––	––––––	––––––	––––––	––––––	––––––
Operating profit	4,073	(220)	(260)	(135)	(230)	545	3,773

Net finance costs	(352)						(352)
Share of after tax losses of associates and joint ventures	10						10
	––––––	––––––	––––––	––––––	––––––	––––––	––––––
Profit before taxation	3,731	(220)	(260)	(135)	(230)	545	3,431

Taxation	(959)	63	88	30	133	(77)	(722)
Tax rate %	25.7%						21.0%
	––––––	––––––	––––––	––––––	––––––	––––––	––––––
Profit after taxation	2,772	(157)	(172)	(105)	(97)	468	2,709
	––––––	––––––	––––––	––––––	––––––	––––––	––––––
Profit attributable to non-controlling interests	113					17	130
Profit attributable to shareholders	2,659	(157)	(172)	(105)	(97)	451	2,579
	––––––	––––––	––––––	––––––	––––––	––––––	––––––

Earnings per share	53.7p	(3.2)p	(3.5)p	(2.1)p	(1.9)p	9.1p	52.1p

Weighted average number of shares (millions)	4,954						4,954
	––––––						––––––

Income statement - Core results reconciliation Six months ended 30 June 2011

	Core results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Other operating income £m	Total results £m
	––––––	––––––	––––––	––––––	––––––	––––––	––––––
Turnover	13,305						13,305
Cost of sales	(3,405)	(153)	(24)	(34)			(3,616)
	––––––	––––––	––––––	––––––	––––––	––––––	––––––
Gross profit	9,900	(153)	(24)	(34)			9,689

Selling, general and administration	(4,060)			(204)	(61)		(4,325)
Research and development	(1,762)	(70)	(10)	(88)			(1,930)
Royalty income	133						133
Other operating income						246	246
	––––––	––––––	––––––	––––––	––––––	––––––	––––––
Operating profit	4,211	(223)	(34)	(326)	(61)	246	3,813

Net finance costs	(362)						(362)
Profit on disposal of interest in associates						584	584
Share of after tax losses of associates and joint ventures	21						21
	––––––	––––––	––––––	––––––	––––––	––––––	––––––
Profit before taxation	3,870	(223)	(34)	(326)	(61)	830	4,056

Taxation	(1,041)	70	10	51	9	(424)	(1,325)
Tax rate %	26.9%						32.7%
	––––––	––––––	––––––	––––––	––––––	––––––	––––––
Profit after taxation	2,829	(153)	(24)	(275)	(52)	406	2,731
	––––––	––––––	––––––	––––––	––––––	––––––	––––––
Profit attributable to non-controlling interests	100						100

Profit attributable to shareholders	2,729	(153)	(24)	(275)	(52)	406	2,631
	––––––	––––––	––––––	––––––	––––––	––––––	––––––

Earnings per share	53.8p	(3.0)p	(0.5)p	(5.5)p	(1.0)p	8.0p	51.8p
	––––––	––––––	––––––	––––––	––––––	––––––	––––––
Weighted average number of shares (millions)	5,075						5,075
	––––––						––––––

Principal risks and uncertainties

The principal risks and uncertainties affecting the Group are those described under the headings below in the 'Risk Factors' section of the 'Financial review & risk' of the Annual Report 2011.

Risk that R&D will not deliver commercially successful new products
Intellectual property protection
Risk of substantial adverse outcome of litigation and government investigations
Governmental, payer and regulatory controls
Risk of interruption of product supply
Taxation and Treasury
Implementing the Group's strategic priorities
Anti-bribery and corruption
Risk from concentration of sales to wholesalers
Global political and economic conditions
Environmental liabilities
Accounting standards
Protection of electronic information and assets
Alliances and acquisitions
Attraction and retention

Directors' responsibility statement

The Board of Directors approved this document on 25 July 2012.

The directors confirm that to the best of their knowledge this unaudited condensed financial information has been prepared in accordance with IAS 34 as adopted by the European Union and that the Interim Management Report herein includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8.

After making enquiries, the directors have a reasonable expectation that the Group has adequate resources to continue in existence for the foreseeable future.  For this reason they continue to adopt the going concern basis in preparing this Interim Management Report.

The directors of GlaxoSmithKline plc are as listed in the company's Annual Report 2011, except that James Murdoch did not stand for re-election at the 2012 Annual General Meeting and
Lynn Elsenhans and Jing Ulrich joined the board on 1 July 2012.

By order of the Board
Andrew Witty Chief Executive Officer 25 July 2012	Simon Dingemans Chief Financial Officer

Independent review report to GlaxoSmithKline plc

Introduction
We have been engaged by the company to review the condensed financial information in the Results Announcement for the six months ended 30 June 2012 which comprises the income statement and statement of comprehensive income for the three and six months ended 30 June 2012, a balance sheet as at 30 June 2012, the cash flow statement and statement of changes in equity for the six months ended 30 June 2012 and related notes (excluding the pharmaceuticals and vaccines pipeline table and the pharmaceutical and vaccines turnover tables).  We have read the other information contained in the Results Announcement and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed financial information.

Directors' responsibilities
The Results Announcement is the responsibility of, and has been approved by, the directors.  The directors are responsible for preparing the Results Announcement in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in the Accounting policies and basis of preparation note of the Results Announcement, the annual financial statements of the group are prepared in accordance with IFRSs as adopted by the European Union.  The condensed set of financial statements included in this Results Announcement has been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as adopted by the European Union.

Our responsibility
Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the Results Announcement based on our review.  This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose.  We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom.  A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the Results Announcement for the three and six months ended 30 June 2012 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

PricewaterhouseCoopers LLP
Chartered Accountants
25 July 2012
London

Notes:

(a)
The maintenance and integrity of the GlaxoSmithKline plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

(b)	Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: July 25, 2012

By: VICTORIA WHYTE
------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc